
Blick
A Division of Stanley Security Solutions,
08705-200-800
www.blick.co.uk

THE STANLEY WORKS
2003 ANNUAL REPORT

STANLEY: AT A GLANCE

(Millions of Dollars, except per share amounts)	2003	2002	Change
Closing market price per share	**$ 37.05**	$ 34.63	7%
Total return (share price change plus dividends)	**11%**	(24)%	
Financial Highlights			
Net sales	**$ 2,678**	$ 2,384	12%
Operating income	**$ 255**	$ 264	(3)%
Percent of sales	**9.5%**	11.1%	(160)bp
Net earnings from continuing operations	**$ 97**	$ 170	(43)%
Net earnings	**$ 108**	$ 185	(42)%
Per share	**$ 1.27**	$ 2.10	(40)%
Return on capital employed	**7.3%**	12.8%	(550)bp
Dividends per share	**$ 1.03**	$ .99	4%

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools, hardware and security solutions for professional, industrial and consumer use.

HAND TOOLS **Carpenters' hand tools, electronic and masonry tools.** Stanley® / FatMax® / MaxGrip™ / DynaGrip® / Powerlock® / IntelliTools™ / CST® / Berger® / David White®

MECHANICS TOOLS **Mechanics and industrial hand tools, tool sets and toolboxes.** Stanley® / Proto® / Husky® / Vidmar® / Stanley® Professional Grade™ / ZAG® / Jensen® / Contact East®

FASTENING SYSTEMS **Pneumatic fastening tools and fasteners.** Bostitch® / Atro®

MAC TOOLS **Mechanics and industrial hand tools, air tools, toolboxes, electronic diagnostic tools.** Mac®

ASSEMBLY TOOLS **DC electric and pneumatic precision assembly tools and systems for the vehicle assembly market.** Stanley® / Cobotics™

HYDRAULIC TOOLS **Handheld tools; mounted breakers, shears and crushers.** Stanley® / LaBounty®

SECURITY SOLUTIONS **Power-operated doors, locking systems, sensors, related commercial hardware; installation, configuration, specification, repair and maintenance services.** Stanley® / Magic-Door® / Best® / CJ Rush™ / Blick®

CONSUMER HARDWARE **Residential entry door hardware; consumer, residential, architectural and industrial hardware.** Stanley®

HOME DÉCOR **Bi-fold and sliding closet doors, mirrored doors and decorative mirrors.** Stanley-Acmetrack™ / Monarch™ / Acme®

DOOR SYSTEMS **Residential entry doors; held for sale.*** Stanley®

* On March 2, 2004 the sale of this business to Masonite Corporation was completed.

ON THE COVER Stanley Security Solutions advanced its presence into the U.K. with the early 2004 acquisition of Blick plc. Blick provides security systems integration for customers such as Cardiff University in Wales.

161ST MANAGEMENT LETTER TO SHAREOWNERS The 161st year in our Company's history was one whose two halves were dramatically different as to both marketplace and financial performances. Responding to a first half of 2003 that was clearly a continuation and worsening of a multi-year economic recession, we took swift actions – terminating our Mac Direct business initiative, announcing a series of cost reductions including a corporate reorganization, effecting selective price increases and reducing outstanding shares by approximately 9%.

These actions, combined with the successful integration of Best Access Systems (acquired late in 2002) and the beginnings of a long-awaited economic recovery, enabled us to restore some luster to our second half performance. Second-half revenues gained strength, earnings climbed, cash flows surged to new heights, cash dividends were increased for the 36th consecutive year and the Company exited 2003 with the greatest levels of momentum and earnings power in recent memory. The process of shifting our business portfolio into market segments with above average profitability was advanced with a number of strategic steps completed and several more announced.

Wall Street reacted negatively to early 2003 operational setbacks, as shares declined nearly 40% to a low of $21, but recognized the improved second half results and exciting outlook for the future. Stanley Works' shares rose 80% above the April 2003 low point to close the year at $37.05, up 7% for the total year.


STANLEY
FatMax
BladeArmor
CUTS 50% FASTER
STANLEY
IntelliSensor
NEW
3 Easy Steps


GOLDEN HAMMER
VENDOR
of the YEAR
STANLEY

SUMMARY OF 2003 RESULTS Sales from continuing operations – in other words, excluding the sales of our residential entry doors business whose sale to Masonite Corporation was completed in March 2004 – were $2.7 billion, up 12% over last year. The full-year inclusion of Best Access added 10%, while retail and industrial share gains and the aforementioned second-half strength provided some modest growth. First-half sales from continuing operations increased only 10% including the benefit of Best Access, but second-half sales on the same basis soared, increasing 14%.

Earnings from continuing operations of $2.10 per diluted share (aside from nonrecurring charges and credits) were down 2%. The first half of the year showed earnings per share decreases (36% in the first quarter and 30% in the second quarter) that accompanied continuation of our own late-2002 operational issues, the industrial recession and (U.S.) retail inventory contraction. But second-half earnings were up 34% as we successfully tackled operating issues, the industrial recession abated and the U.S. retail inventory contraction ended in response to accelerated end-user spending.

Operating cash flow (from continuing operations) increased 63% to $464 million or $5.48 per share, far surpassing the record set in 2002, when operating cash flows increased 29%.

Dividends increased 4% to $1.03 per share and the dividend rate was increased by 2% to $1.04 per share. This marked our 127th consecutive year of paying a cash dividend and the 36th consecutive year it has been raised.

Free cash flow (after capital expenditures and dividend payments) surged to $339 million, increasing 131% over a record 2002 in which it increased 116%.

Debt-to-capitalization increased to 45% versus 42% a year ago, despite additional borrowings of $213 million for the repurchase of 9% of outstanding shares. The strong cash flow performance enabled us to fund a number of acquisitions in higher-than-average-growth markets near year-end, while reducing outstanding shares to eliminate our equity hedge position and continuing to maintain "A" credit ratings. We count our Company's financial strength and ongoing cash generating abilities among its most formidable competitive growth advantages.

As we enter 2004, profitability and cash generation rates are strong, considerable market share has been gained

IN 2003, STANLEY WAS NAMED VENDOR OF THE YEAR AND RECEIVED AWARDS IN THE HAND TOOLS CATEGORY AND FOR NEW PRODUCT MERCHANDISING


STANLEY
PowerLock
2X
STANLEY
PowerLock
2X


STANLEY
SportUtility
STANLEY
SportUtility

with key retail customers, the cost structure has been greatly reduced and the portfolio of businesses has been advanced considerably toward favored markets. Our vision is unchanged...we desire to become a Great Brand, winning on both Main Street and Wall Street.

EXPANSION PHASE BEGINS The period 1997-2001 was the rationalization phase of our journey. It was comprised of facility closures, streamlining of the organizational structure, reduction of stock keeping units (SKUs) and decapitalization of the asset base. The Stanley brand was enhanced through renewed emphasis on product development and consistency of our image in the marketplace. A much leaner organization resulted; it has recently taken itself to new levels of performance due to its cash-generating abilities.

In 2003, for the first time since 1994, sales increased by a double-digit percentage. Two contributing factors were the successful integration of Best Access Systems and a second half in which recent share gains, marketing initiatives and stellar performance by our 14,000 associates capitalized upon improvements in the economy and the marketplace. We have been positioning our Company for growth and we are seeing the results. Our Company has entered its expansion phase, evident in two growth platforms: Tools and Security Solutions. The first, Tools, made key advances in 2003 to accelerate growth.

PLATFORM FOR GROWTH: TOOLS The vigor and predictability of new product innovation continued, as 2003 was the sixth consecutive year with over 100 new products introduced. We were awarded our seventh United States patent for the Stanley® FatMax® tape rule, the industry's top selling tape rule. The Home Channel News recognized our innovation with three prestigious Golden Hammer Awards: The Gold Product Category Award for Hand Tools, The Communications Award for New Product Merchandising and The Vendor of the Year Award. This marks the 5th consecutive year Stanley has been honored with Golden Hammer Awards.

The Tools marketing team kept pace with the new product introductions; the business considerably advanced its ability to drive sales at retail through innovative and practical presentations of products. Stanley has won eight awards this year related to the Preview Dealer Program: the Golden Hammer Communication Award, four American Graphic Design awards and all the awards – Gold, Silver and Bronze – given at the P.O.P. Design of the Times competition in the category of home center and hardware store temporary displays.

These measures, executed by a fully engaged team, successfully led the tools business down the path to growth acceleration. The results: that business grew 14% in the second half of 2003.

Late in the year, the acquisition of CST/Berger was announced. It was completed in January 2004, adding precision electronic measuring and leveling products to Stanley Tools' existing world-leading offering of tape rules and levels. The business is now positioned to offer a full array of measuring and leveling products to professionals, including surveyors and builders. Expansion of our European product offering to include these Stanley® branded instruments will be a key to growth in 2004 and beyond.

PLATFORM FOR GROWTH: SECURITY SOLUTIONS

Our second growth platform is Security Solutions. With its patented StanVision™ technology that utilizes video versus motion detection to open and close doors, and a direct national service force, Stanley Access Technologies has enjoyed double-digit organic growth for three consecutive years, with high return on capital. We set out to build upon this growth business, both organically through customer expansion and channel development, as well as through acquisitions.

Our Security Solutions business, too, had a number of key advances in 2003 that position it to accelerate growth going forward: Best Access Systems, the $250 million provider of comprehensive solutions in the $6 billion North American electronic and manual security markets that we acquired late in 2002, was integrated seamlessly in 2003. Like Access Technologies, Best Access Systems has the only direct national sales and service network among its competitors.

The integration of these two businesses, and several other smaller entities, was well executed by our team; the combined businesses now surpass $500 million in annual sales and are achieving higher-than-average sales growth, operating margins near 20% and returns on capital employed above established company targets, in addition to contributing over $50 million of free cash flow in 2003.

Late in 2003, the acquisitions of Blick plc and Frisco Bay Industries, Ltd. were announced; these acquisitions were completed in January and March 2004, respectively. These are strategic moves that provide Stanley Security Solutions with scale (together approximately $200 million of revenues) and a global presence – Blick's operations are headquartered in England and Frisco Bay's in Canada.



MAC® JESSE JAMES® SIGNATURE SERIES PROFESSIONAL TOOL BOX


BOSTITCH

BOSTITCH® RN46 COIL ROOFING NAILER


STANLEY
IntelliSensor

STANLEY® STUD SENSOR/TORPEDO LEVEL MULTIPACK

These companies are integrators of security solutions with leading shares in their local markets; their specification capabilities offer opportunities for other Stanley/Best products such as hardware, and their products have an opportunity for growth through Best Access' and Stanley Access' installed bases. Of greatest importance, Stanley Security Solutions is becoming uniquely positioned to offer customers integrated security solutions, via direct sales and service forces, on a global basis.

Clearly Stanley Security Solutions is positioned for strong organic growth. It offers technological solutions and service in a growing and inherently profitable market – security – in a direct manner, on a worldwide basis. Stanley Access Technologies, which contributed only 6% of Company sales in 2002, grew into Stanley Security Solutions and produced 17% of 2003 sales from continuing operations. We anticipate that it will contribute nearly 25% of Company revenues in 2004.

Finally, the disposition of our residential entry doors business to Masonite Corporation for $162 million cash was announced in the fourth quarter; that business is presented in the financial statements as "held for sale", and was completed in March 2004. While this is a profitable business with excellent returns, it does not fit into our long-term strategy of participating more extensively in favored markets. Its disposition enables us to fund the aforementioned growth-oriented acquisitions and, accordingly, was consistent with our strategic objectives. We thank the Stanley Entry Doors team for their hard work and commitment over the years.

ACCELERATING GROWTH In the near-term, organic growth in these platforms will depend on their ability to integrate these recent acquisitions in 2004 as successfully as Best Access was integrated in 2003. Primary among our company's goals as it enters 2004 are the continuation of organic growth and the successful integration of the CST/Berger, Blick and Frisco Bay business operations into their respective Stanley growth platforms.

Core or organic growth in our markets emanates from new products, effectively marketing them and, through a

OUR PRODUCT DEVELOPMENT PROCESS AND ORGANIZATION HAVE GENERATED OVER 600 NEW PRODUCTS OVER THE LAST SIX YEARS. IN 2003, MORE THAN 100 PRODUCTS WERE INTRODUCED. SALES OF NEW PRODUCTS INTRODUCED IN THE PAST THREE YEARS ROSE FROM 10% IN 1996 TO 30% IN 2002 AND 2003.


STANLEY
ScrewdriverSet
MultiPack

STANLEY® SCREWDRIVER SET MULTIPACK



STANLEY® ORGANIZATION SOLUTIONS HAND TOOL RACK


STANLEY

ZAG® GARAGE STORAGE CABINET



THE MID-2003 INTRODUCTION OF STANLEY PROFESSIONAL GRADE MECHANICS TOOL SETS FOR THE MASS MERCHANT CHANNEL ENABLED STANLEY TO GAIN A PORTION OF THE ATTRACTIVE TOOL SET MARKET. THE NATIONWIDE PROGRAM WAS LAUNCHED AT WAL*MART STORES AND SUPPORTED BY PRINT AND TV ADVERTISING. DO-IT-BEST AND MENARDS ALSO CARRY THE LINE.

The Blackhawk™ By Proto® brand of mechanics tools was launched to complement the Proto® brand. The result has been market share gain with many industrial distribution customers.


MADE IN USA
USA
Blackhawk

combination of these strategies, offering our customers a value proposition that results in profitable share gains for them and for us. Recent initiatives have been highly successful.

Over the last six years, our product development process and organization have generated over 600 new products, and 2003 was right in line with more than 100 products introduced. The vitality index (sales of new products introduced in the past three years) rose from 10% in 1996 to 30% in 2002 and 2003. Efficiencies in our new product development process enabled us to expand our emphasis to include new segments and industrial markets.

Two notable examples of new segment pursuit were mechanics tools lines introduced in the latter half of 2003. First, the Blackhawk™ By Proto® line offered a key companion brand to Stanley® Proto® for industrial distributors who wish to present a dual-brand offering for their customers. Customers including Grainger, MSC Industrial Supply Company and Hagemeyer accomplished dual branding objectives via these two brands in 2003. Second, Stanley® Professional Grade™ mechanics tool sets were introduced. These tools are forged from high quality steel and feature a professional grade, full-polish finish. The line was designed for the enthusiastic mechanic or home improvement do-it-yourselfer and includes over 250 unique items and six comprehensive mechanics tool sets. The sets were first introduced at Wal*Mart stores and their introduction was supported by in-store merchandising, print ads in *Sports Illustrated, USA Today, Parade* and *Car & Driver* magazines and 60-second infomercials on The Learning Channel, Speed Channel, ESPN and ABC. The subsequent addition of the line at Do-It-Best and Menards ensured the program's success across a wide breadth of retailers.

A third key 2003 category expansion opportunity presented itself in the garage. We introduced Stanley® Organization Solutions, a complete line of organizers for tools and sports equipment – everything from garden tools to bicycles and hand tools to golf equipment. Enabling the consumer to get organized and reclaim the fastest growing storage area of the home – the garage – the program was tested at 400 Home Depot Stores in the Northeast and met with great success. Together with our innovative ZAG® Garage Storage Products, prospects for further retail expansion of solutions for storage in the garage in 2004 are encouraging.


STANLEY
JACOB DELAFON

LA PLATEFORME

SERVING BUILDING PROFESSIONALS EXCLUSIVELY THROUGHOUT FRANCE, SAINT-GOBAIN'S *LA PLATEFORME DU BATIMENT* STORES TEAMED WITH STANLEY TO CARRY A WIDE ARRAY OF BRANDED TOOLS, INCLUDING STANLEY® FATMAX™ HAND TOOLS, BOSTITCH® FASTENING PRODUCTS AND FASTENERS AND CST/BERGER ELECTRONIC INSTRUMENTS.

The winning value proposition – innovative new products at cost-competitive prices, supported by creative advertising and promotional materials, and delivered with superb fill rates – is attractive to retailers everywhere. Late in 2002, an agreement with the Saint-Gobain Company opened the door for our Tools business to bring Stanley® FatMax,™ Bostitch® and, in 2004, CST/Berger product into the offering at that company's La Plateforme du Batiment stores which serve building professionals throughout France.

DRIVING GROWTH Nowhere in Stanley has the transformation to sustainable growth been more evident than in Mac Tools. In April 2003, our unsuccessful Mac Direct initiative was terminated in favor of an exclusive commitment to the traditional independent distributor base. Sales initially declined as we had fewer total drivers. But second half distributor performance surged, new distributors were added at a solid pace and profitability returned. Mac Tools, now considered a vital part of our Tools growth platform, generated a loss in the first half of 2003, but then delivered modest profitability in the second half. We expect Mac Tools to contribute significantly to Stanley's profitability in 2004.

Growth also occurred in our Assembly Technologies business, whose livelihood depends on the global industrial market, primarily in motor vehicle assembly. Key 2003 business wins with Ford Motor Company, Peugeot, Audi, and PACCAR Inc. were the result of innovative new QPM and QPS torque tools, the addition of Cobotics material handling equipment and the results of multi-year cost productivity initiatives. The dual value proposition of innovative new products and lower total cost of ownership, supported by first-rate marketing and superb customer service, enabled this business to grow over 20% in 2003. It too represents an exciting element of our growth plans going forward.

Finally, our Security Solutions businesses achieved considerable national account penetration in 2003. Access Technologies recorded key wins as Wal*Mart, Home Depot, CVS Pharmacy and a host of other national and regional retailers were attracted to our direct service model and new technology. The ability to serve national accounts with branded, innovative products and superb customer service fueled growth. And with the acquisition of Blick and Frisco Bay, we are better able to respond to customers' needs for worldwide service and solutions.


CHAMPION
RED LINE OIL
MAC TOOLS
Racing
mactools.com


Jesse James
MAC TOOLS
CHOPPERS


MAC TOOLS


Mac Tools
MAC TOOLS
RED LINE OIL
GOODYEAR

OUTLOOK From 1997 through 2003, our Company did much to prepare itself for growth. It became more competitive. Delivered a steady stream of innovative new products. Moved to a new level of cash generation. Reinvested cash wisely. Undertook and completed large-scale cost restructuring. And shifted our portfolio of businesses to take advantage of favored markets. Our Company is well positioned for profitable growth, financial strength and flexibility.

The Stanley® brand, a skillfully repositioned business portfolio, a strong array of customers serving many markets, financial strength and 14,000 engaged associates are the foundation upon which we will go forward and grow. There is tremendous momentum as we enter 2004, and we plan to capitalize upon it. We look forward to a successful 2004 and some very exciting times here at Stanley. The future looks very bright.



John F. Lundgren
Chairman & CEO

James M. Loree
Executive Vice President,
Finance & CFO



On January 1, 1997, John M. Trani was elected Chairman and CEO of The Stanley Works. During his tenure, John successfully guided the rationalization phase of our journey to cost leadership.

The organization and brand were both strengthened and the Company rose to a new level of cash generating ability.

John not only saw the importance of Security Solutions as a strategic growth platform for our Company, but he worked very hard to develop stronger commercial relationships with our key customers. In 2003, the Company's transformation to a growth culture began to show.

Stanley is a stronger company today as a result of John's leadership.

On behalf of the entire Board of Directors, I congratulate John on his achievements, thank him and wish him the very best in his retirement.

John D. Opie
March 2004


OPERATING MARGIN
9.1% 13.0% 12.9% 11.1% 9.5%
1999 2000 2001 2002 2003
RETURN ON CAPITAL EMPLOYED[A]
14.0% 17.0% 12.4% 12.8% 7.3%
1999 2000 2001 2002 2003
EPS
$1.67 $2.22 $1.81 $2.10 $1.27
1999 2000 2001 2002 2003
WORKING CAPITAL TURNS[B]
4.5x 3.3x 3.2x 3.5x 4.0x
1999 2000 2001 2002 2003
OPERATING CASH FLOW
$222 $236 $222 $285 $464
1999 2000 2001 2002 2003
FREE CASH FLOW[C]
$119 $172 $149 $233 $425
1999 2000 2001 2002 2003

[A] ROCE IS COMPUTED AS NET EARNINGS FROM CONTINUING OPERATIONS PLUS AFTER-TAX INTEREST EXPENSE, DIVIDED BY THE 13-POINT AVERAGE OF DEBT AND EQUITY. [B] 2002 WORKING CAPITAL TURNS ARE COMPUTED USING ANNUALIZED SALES OF BEST ACCESS SYSTEMS AQUIRED LATE IN 2002. [C] FREE CASH FLOW = OPERATING CASH FLOW – CAPITAL EXPENDITURES – CAPITALIZED SOFTWARE.



A full array of precision electronic measuring and leveling products offered under the CST® and David White® brands were added to Stanley Tools' existing world-leading offering of tape rules, levels and other hand tools. The strategic acquisition of CST/Berger, positions Stanley to more fully serve the professional surveying and building trades.


2000
POWER
ANTI-DRIFT
SWEEP
CW
CCW
SPEED
PLUMB DOWN
MARK


LA PLATE

A partnership agreement between Stanley and Saint Gobain Building Distribution Division provided Stanley a unique international opportunity to supply innovative hand tools and toolboxes, aimed at professional end users, throughout Europe. Sales of these products to this largest of Companie Saint Gobain's divisions grew by more than 10% in 2003.


LA
BOSTITCH


STANLEY
STANLEY

Stanley is a leader in providing solutions to the global assembly market. Shown here is a fixtured QPM DC Electric Fastening System, designed to meet Kenworth's (a division of PACCAR, Inc.) critical fastening requirements in the assembly of heavy trucks. These advanced systems, using patented algorithms, increase the productivity, quality and ergonomics of assembly operations.


KENWORTH


HMR
URGENCE
ENTRÉE PRINCIPALE
URGENCE
341

Best Access Systems, acquired late in 2002, offers security products and services to a strong Canadian customer base. Shown here is a Best service technician working on a locking system at Montreal's Maisonneuve-Rosemont Hospital. Best Access' direct service capability positions it uniquely among competitors in Canada and elsewhere.


BEST



Best Access and Stanley Access Technologies offer security solutions for airports such as Halifax International Airport in Nova Scotia, Canada. The combination of automatic doors featuring the patented StanVision® video camera technology with Best Access' security integration capabilities offer airports a cost-effective and comprehensive security solution.








Julian Hodge Study Centre
Canolfan Astudio Julian Hodge
Switch off mobile phones
Diffoddwch eich ffôn symudol

Blick, acquired in early 2004, is one of the leading U.K. security systems integrators, serving a large installed base of customers including universities such as Cardiff University. Card key access for students is a key component of the security system and Cardiff relies upon Blick for ongoing service. Approximately 35% of Blick's revenues are derived from service activities.


HUMANITIES
DYNIAETHAU
CARDIFF
UNIVERSITY
PRIFYSGOL
CAERDYDD


STANLEY. A LEGACY OF QUALITY. A


Blick
A Division of Stanley Security Solutions,
8705-200-800
www.blick.co.uk
FUTURE OF GROWTH.
STANLEY
MAKE SOMETHING GREAT™

SUMMARY OF SELECTED FINANCIAL INFORMATION

(Millions of Dollars, except per share amounts)	2003	2002	2001	2000
Continuing Operations[A]				
Net sales	**$ 2,678**	$ 2,384	$ 2,394	$ 2,541
Earnings (loss)	**$ 97**	$ 170	$ 148	$ 188
Earnings (loss) per share				
Basic	**$ 1.15**	$ 1.97	$ 1.72	$ 2.16
Diluted	**$ 1.14**	$ 1.93	$ 1.69	$ 2.15
Percent of Net Sales:				
Cost of sales	**66.7%**	66.9%	64.0%	63.0%
Selling, general and administrative	**23.8%**	22.1%	23.1%	24.0%
Interest-net	**1.1%**	1.0%	1.1%	1.1%
Other-net	**1.5%**	(0.4)%	(0.4)%	0.8%
Earnings (loss) before income taxes	**5.0%**	10.4%	9.2%	11.2%
Earnings (loss)	**3.6%**	7.1%	6.2%	7.4%
Other Key Information				
Total assets	**$ 2,424**	$ 2,418	$ 2,056	$ 1,885
Long-term debt	**$ 534**	$ 563	$ 197	$ 249
Shareowners' equity	**$ 859**	$ 984	$ 832	$ 737
Ratios:				
Current ratio	**1.6**	1.8	1.4	1.6
Total debt to total capital	**44.6%**	42.0%	37.3%	38.6%
Income tax rate	**27.3%**	31.6%	32.8%	33.8%
Return on average equity	**10.5%**	18.8%	18.9%	25.5%
Common Stock Data:				
Dividends per share	**$ 1.03**	$ 0.99	$ 0.94	$ 0.90
Equity per share at year-end	**$ 10.56**	$ 11.33	$ 9.83	$ 8.65
Market price-high	**$ 37.87**	$ 52.00	$ 46.85	$ 31 7/8
Market price-low	**$ 21.00**	$ 27.31	$ 28.06	$ 18 7/16
Average shares outstanding (in thousands)				
Basic	**84,143**	86,453	85,761	87,407
Diluted	**84,839**	88,246	87,467	87,668
Other Information:				
Earnings (loss) from continuing operations	**$ 97**	$ 170	$ 148	$ 188
Earnings (loss) from discontinued operations	**$ 11**	$ 15	$ 10	$ 6
Cumulative effect of accounting change	**–**	–	–	–
Net earnings (loss)	**$ 108**	$ 185	$ 158	$ 194
Net earnings (loss) per share				
Basic	**$ 1.28**	$ 2.14	$ 1.85	$ 2.22
Diluted	**$ 1.27**	$ 2.10	$ 1.81	$ 2.22
Average number of employees	**13,316**	13,117	14,061	15,815
Shareowners of record at end of year	**13,915**	14,053	15,290	16,014

[A] Excluding the cumulative after-tax effect of accounting changes for postemployment benefits of $8.5 million, or $0.09 per share, in 1993.

1999	1998	1997	1996	1995	1994	1993
$ 2,556	$ 2,551	$ 2,491	$ 2,505	$ 2,391	$ 2,285	$ 2,080
$ 150	$ 140	$ (41)	$ 90	$ 52	$ 117	$ 90
$ 1.67	$ 1.56	$ (0.46)	$ 1.01	$ 0.58	$ 1.30	$ 1.00
$ 1.67	$ 1.55	$ (0.46)	$ 1.00	$ 0.57	$ 1.29	$ 0.98
64.5%	64.6%	65.8%	66.5%	67.2%	66.0%	67.2%
26.4%	25.7%	24.1%	23.2%	23.1%	23.0%	23.0%
1.1%	0.9%	0.7%	0.9%	1.3%	1.3%	1.2%
(0.1)%	0.3%	0.4%	1.0%	0.7%	1.5%	1.6%
9.0%	8.5%	(0.8)%	6.4%	4.2%	8.2%	6.9%
5.9%	5.5%	(1.7)%	3.6%	2.2%	5.1%	4.3%
$ 1,891	$ 1,933	$ 1,759	$ 1,660	$ 1,670	$ 1,701	$ 1,577
$ 290	$ 345	$ 284	$ 343	$ 391	$ 387	$ 377
$ 735	$ 669	$ 608	$ 780	$ 735	$ 744	$ 681
1.7	1.6	1.7	2.5	2.5	2.1	2.1
37.8%	45.8%	40.5%	31.7%	39.6%	39.2%	38.7%
35.0%	36.0%	(125.4)%	44.3%	47.6%	37.9%	37.4%
21.3%	21.8%	(5.9)%	11.8%	7.0%	16.4%	11.8%
$ 0.87	$ 0.83	$ 0.77	$ 0.73	$ 0.71	$ 0.69	$ 0.67
$ 8.27	$ 7.54	$ 6.85	$ 8.79	$ 8.28	$ 8.37	$ 7.62
$ 35	$ 57 1/4	$ 47 3/8	$ 32 13/16	$ 26 11/16	$ 22 7/16	$ 23 15/16
$ 22	$ 23 1/2	$ 28	$ 23 5/8	$ 17 13/16	$ 17 7/16	$ 18 15/16
89,626	89,408	89,470	89,152	89,043	89,550	89,871
89,887	90,193	89,470	89,804	89,839	90,656	91,296
$ 150	$ 140	$ (41)	$ 90	$ 52	$ 117	$ 90
$ –	$ (2)	$ 1	$ 7	$ 7	$ 8	$ 3
–	–	–	–	–	–	(9)
$ 150	$ 138	$ (42)	$ 97	$ 59	$ 125	$ 84
$ 1.67	$ 1.54	$ (0.47)	$ 1.09	$ 0.66	$ 1.40	$ 0.94
$ 1.67	$ 1.53	$ (0.47)	$ 1.08	$ 0.66	$ 1.38	$ 0.92
16,378	17,752	17,545	18,026	18,813	18,465	18,017
16,947	17,963	18,503	17,823	16,919	17,599	20,018

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

BUSINESS OVERVIEW The Company is a worldwide producer of tools and door products for professional, industrial, and consumer use. The Tools segment manufactures and markets carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets and tool storage units. The Doors segment manufactures and markets automatic doors, as well as closet doors and systems, home décor, door locking systems, commercial and consumer hardware, security access control systems and patient monitoring devices.

The Company has embarked on a growth strategy which will likely alter its portfolio of businesses in the future. This growth strategy encompasses acquisitions and the reduction of risk associated with certain large customer concentrations. The Company believes this strategy will improve the overall profitability of operations. In 2003, acquisitions, primarily Best Access which was completed in November 2002, had a significant favorable impact on the Company. Additionally, the Company entered into a definitive agreement during December 2003 to sell its residential entry door business, and, therefore, this business has been reported as a discontinued operation for all periods. The entry door business contributed $0.13, $0.17, and $0.12 of diluted earnings per share in 2003, 2002, and 2001, respectively. As discussed in Note V Subsequent Events of the Notes to the Consolidated Financial Statements, in the first quarter of 2004 the sale of the entry door business, the acquisition of Chicago Steel Tape Co., and tender offers for Blick plc and Frisco Bay Industries Ltd. were completed. The three acquisitions are expected to offset the financial impact associated with the sale of the entry door business.

The Company announced restructuring plans ("Operation 15") in April 2003 to improve the profitability of certain businesses. The restructuring was completed in 2003 and included a workforce reduction of over 1,000 people, the exit from the Mac Tools retail channel ("MacDirect"), and the impairment of certain fixed assets and inventories related primarily to the future consolidation of two distribution facilities. In the second quarter of 2003, the Company recognized $8 million in charges related to compensation payable to the former Chairman and Chief Executive Officer, John M. Trani, pertaining to his retirement effective December 31, 2003. These retirement costs were comprised of severance and pension as specified in an employment contract entered into in 2000.

During 2003, the strengthening of the euro and other foreign currencies had a significant favorable impact on the translation of foreign currency-denominated operating results into U.S. dollars. It is estimated that the favorable impact of foreign currency translation contributed $0.13 of diluted earnings per share in 2003.

RESULTS OF OPERATIONS Net sales from continuing operations were $2,678 million for 2003, as compared to $2,384 million in 2002, a 12% increase. Acquisitions contributed $266 million, or an 11% increase of net sales. Organic sales volume declined primarily due to the termination of the MacDirect program combined with industrial and consumer channel customers inventory corrections in the first half of 2003. These declines were partially offset by strong fourth quarter 2003 demand in the U.S. Hand Tools and Mechanics Tools businesses, and expanding service operations and share gains at national accounts in the Access Technologies business. Overall, organic sales volume declined 2%, offset by favorable foreign currency translation of 3% due primarily to the European currencies.

Net sales from continuing operations were $2,384 million for 2002 which were relatively flat as compared to $2,394 million in 2001. Sales in 2002 increased 2% from acquisitions, and 1% from the translation of foreign currencies, which strengthened against the U.S. dollar. Organic sales declined 3% principally due to the negative impact of the Mechanics Tools plant consolidation, continued overall price erosion, and ongoing weakness in industrial markets.

During 2003, the Company recorded $109 million of pre-tax restructuring costs, impairment charges, and other exit costs in connection with Operation 15. Certain expenses totaling $8 million related to the retirement of the Company's former Chairman and CEO were recorded in addition to Operation 15 related charges. A summary of the pre-tax charges recorded in 2003 related to these matters is as follows:

(Millions of Dollars)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Operation 15					
Mac Direct exit					
Inventory losses	$ 4	$ 3	$ –	$ –	$ 7
Receivable losses	10	11	–	4	25
Other Mac	–	14	6	1	21
Distribution Facilities	–	–	–	13	13
Other	–	12	11	20	43
Total Operation 15	$ 14	$ 40	$ 17	$ 38	$ 109
Other severance	3	–	–	–	3
CEO retirement	–	8	–	–	8
Total	**$ 17**	**$ 48**	**$ 17**	**$ 38**	**$ 120**

These charges were classified within the 2003 Consolidated Statement of Operations as follows: (i) Cost of sales — $20 million; (ii) SG&A and Provision for doubtful accounts — $37 million; (iii) Other-net — $10 million; and (iv) Restructuring and asset impairment charges — $53 million.

During 2002, the Company reported a second quarter U.S. pension settlement pre-tax gain of $18 million. Also in the second quarter, the Company incurred $8 million in severance and related expenses associated with selling, general and administrative cost reductions. In the third quarter, the Company reported a $6 million income tax credit related to a favorable foreign tax development. In the fourth quarter, the Company recorded $22 million in non-cash charges for increased inventory and receivable loss provisions and for specific manufacturing equipment impairments related to the following: (1) a reassessment of Mac Tools inventory and accounts receivable valuations, as a result of a new retail control system; (2) an inventory valuation adjustment in Fastening Systems associated with cost estimation process improvements; and (3) impairment of certain fixed assets related primarily to the Wichita Falls and Dallas, Texas plants consolidation. Also in the fourth quarter the Company recorded $5.6 million of accounting corrections. These corrections relate primarily to expense capitalization and depreciation. Other significant credits in 2002 include $11 million in environmental income arising from a settlement with an insurance carrier recognized in the third and fourth quarters. These credits and charges were classified within the 2002 Consolidated Statement of Operations as follows: (i) Net sales — $1 million charge; (ii) Cost of sales — $17 million charge; (iii) SG&A expenses — $10 million charge; (iv) Other-net — $21 million credit; and (v) Income taxes — $6 million credit.

During 2001, the Company recorded charges related to restructuring initiatives totaling $72 million ($18 million incurred in the first quarter and $54 million incurred in the fourth quarter). These costs consisted primarily of severance and asset impairments as the Company continued to rationalize its cost structure and reduce employment. In addition, the Company incurred certain other significant credits and charges during 2001. In the first quarter, the Company recorded a pre-tax $29 million pension curtailment gain pertaining to its U.S. pension plan. Also in the first quarter, the Company recorded $11 million of charges related to several business repositionings. The repositionings were principally in the Tools segment and related to the continuing movement of production, permanent reduction of the overhead cost structure of its manufacturing system, and a series of initiatives at Mac Tools. In the third quarter, the Company recorded a charge of $5 million for severance costs incurred due to lower sales volumes and the continuing weakness in the industrial markets. Also in the third quarter, the Company recorded $3 million in credits for tax benefits. In the fourth quarter, the Company recorded a charge of $6 million for the disposition of inventories associated principally with discontinued manufacturing plants and stock-keeping-units (SKUs). These credits and charges were classified within the 2001 Consolidated Statement of Operations as follows: (i) Net sales — $1 million charge; (ii) Cost of sales — $12 million charge; (iii) SG&A expenses — $8 million charge; (iv) Other-net — $28 million credit; (v) Restructuring and asset impairments — $72 million charge; and (vi) Income taxes — $3 million credit.

The Company reported gross profit from continuing operations of $893 million, or 33.3% of net sales, in 2003, compared to $790 million, or 33.1% of net sales, in 2002. Excluding the $128 million favorable impact of acquisitions, gross profit declined slightly as compared with 2002 primarily due to reduced organic sales volume mentioned previously, inventory losses related to the exit of MacDirect, the impairment of inventories related to the future consolidation of two distribution facilities, and higher retirement plan costs. These negatives were partially offset by favorable material and other productivity variances. The Company anticipates significant commodity inflation in 2004, particularly for steel materials, which is expected to be offset by other productivity improvements.

In 2002, the Company reported gross profit from continuing operations of $790 million, or 33.1% of net sales compared to $861 million or 36.0% of net sales in 2001. The decline in 2002 gross profit is attributed to the following matters: (i) the costs associated with the consolidation of two Mechanics Tools manufacturing plants, related production inefficiencies and sales declines due to related plant supply chain problems; (ii) consumer business price erosion due to the continued customer mix shift towards home centers and mass merchants; (iii) Fastening Systems price erosion associated with intensified generic nail competition as well as a strategy shift to large distributors and away from smaller customers; (iv) a reduction in Last-In, First-Out (LIFO) related inventory benefit in 2002 versus 2001; (v) increased inventory loss provisions; and (vi) lower retirement plan income. These issues were offset, to some extent, by favorable material and other productivity variances, as well as acquisitions which contributed approximately $22 million to gross profit in 2002. Included in gross profit for 2002 were $13 million of charges related to MacDirect and Fastening Systems inventories. Gross profit in 2001 included $13 million of charges related to business repositioning initiatives within the Tools segment and the disposition of inventories principally from discontinued manufacturing plants and SKUs.

Selling, general and administrative expenses (SG&A) from continuing operations, inclusive of the provision for doubtful accounts, were $638 million, or 23.8% of net sales in 2003, compared to $526 million, or 22.1% of net sales, in the prior year. The increase relates to $70 million of incremental expenses from acquisitions, $25 million of receivable losses associated with the MacDirect exit, $8 million of costs related to the retirement of the Company's CEO, higher retirement plan costs, and the negative impact from foreign currency translation.

SG&A expenses from continuing operations were $526 million or 22.1% of net sales in 2002 compared to $553 million or 23.1% of net sales in 2001. The Company reduced spending in many functions, particularly selling expenses in Mac Tools as a result of lower retail distributor headcount. There was a $12 million decline in the provision for doubtful accounts mainly attributable to a decrease in Mac Tools provisions due to lower sales as compared with 2001 and the mix shift from retail to wholesale sales which involve reduced credit risk. These favorable items more than offset a decrease in retirement plan income in 2002. Included in SG&A for 2002 is $10 million in charges from severance and related expenses ($8 million) and Mac Tools receivable losses ($2 million). SG&A expenses in 2001 included $8 million in charges from business repositioning and additional severance charges apart from the restructuring initiatives.

Net interest expense from continuing operations for 2003 was $28 million, an increase of $4 million from $24 million in 2002. This increase was from higher borrowings primarily for acquisitions, partially offset by lower interest rates. Net interest expense from continuing operations for 2002 was $24 million, down slightly from $26 million in 2001. The decrease was a result of lower interest rates and weighted average debt levels in 2002.

Other-net from continuing operations was $40 million in expense for 2003 compared to $9 million in income for 2002. The increase is primarily the result of an $18 million gain in 2002 from the U.S. pension settlement, $12 million of higher losses in 2003 related to the Company's MacAdvantage financing program, a $6 million loss on the sale of the Mac Tools distributor receivable portfolio in 2003, increased intangible amortization expense of $10 million in 2003 associated with acquisitions, and $11 million in income from an environmental settlement with an insurance carrier in 2002, which was offset by a $2 million increase in other environmental expense.

Other-net from continuing operations was $9 million in income for 2002 and 2001, however, there were some significant charges and credits that were recorded in each year. The 2002 amount includes an $18 million gain from the U.S. pension settlement, $8 million in fixed asset impairment losses, and $11 million in income from an environmental settlement with an insurance carrier, which was offset by a $2 million increase in other environmental expense. The 2001 amount includes a $29 million U.S. pension plan curtailment gain and a charge of $2 million related to Mac Tools business repositionings. There was no goodwill amortization expense in 2002, due to adoption of Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Intangible Assets", while goodwill amortization was $8 million in 2001.

The Company's effective income tax rate from continuing operations for 2003 was 27% as compared to 32% for 2002 and 33% for 2001. The tax rate decreases reflect the continued benefit of a higher percentage of taxable income in countries with lower statutory rates, primarily in Europe, Israel, and the Far East. The 2003 effective income tax rate was affected further by the tax benefit from the Operation 15 charges which were predominately U.S. based. The 2003 and 2002 income taxes reflect favorable foreign tax developments that reduced income taxes by $2 million and $6 million, respectively. The 2002 favorable development was offset by the impact of non-deductible excise tax associated with the termination of the defined benefit pension plan. In addition, the Company recorded a non-recurring tax benefit in 2001 amounting to $3 million.

BUSINESS SEGMENT RESULTS The Company utilizes operating profit, which is defined as Net sales minus Cost of sales and SG&A, inclusive of the Provision for doubtful accounts, and its percentage of Net sales as measurements to evaluate the profitability of each segment.

TOOLS

(Millions of Dollars)	**2003**	2002	2001
Net sales	**$ 1,975**	$ 1,955	$ 2,008
Operating profit	**$ 163**	$ 209	$ 267
% of Net sales	**8.3%**	10.7%	13.3%

Tools sales in 2003 increased 1% as compared to 2002. The sales volume increased slightly as a result of strong fourth quarter 2003 demand in the U.S. Hand Tools and Mechanics Tools businesses and favorable foreign currency translation due primarily to the European currencies, offset partially by declining sales from the termination of the MacDirect program, and industrial and consumer channel customers inventory corrections in the first half of 2003. Tools operating profit was impacted by the charges previously mentioned totaling $55 million in 2003 and $28 million in 2002. The remaining $19 million decrease in operating profit is primarily due to higher retirement plan costs, shift in business mix, and additional price erosion in 2003.

Tools sales declined 2.7% in 2002 as compared to 2001. The sales decrease was mainly the result of price erosion and unfavorable channel mix in several businesses, and the Mechanics Tools plant consolidation previously mentioned, offset by $23 million in higher sales from acquisitions. Tools operating profit was impacted by the charges previously mentioned totaling $28 million in 2002 and $15 million in 2001. The remaining $45 million decline in operating profit was primarily attributable to the previously detailed Mechanics Tools domestic plant consolidation and internal product sourcing matters, price concessions in the consumer and Fastening Systems businesses, lower Last-In, First-Out (LIFO) related inventory valuation change in 2002 as compared with 2001, and increased inventory loss provisions. Cost structure improvements including shifting production to low cost countries and SG&A cost reductions were more than offset by the above items.

DOORS

(Millions of Dollars)	2003	2002	2001
Net sales from continuing operations	**$ 703**	$ 429	$ 386
Operating profit from continuing operations	**$ 92**	$ 55	$ 42
% of Net sales	**13.0%**	12.8%	10.8%

Doors sales from continuing operations increased by $274 million in 2003, a 64% increase. Acquisitions, primarily Best Access, contributed $255 million, or a 59% increase of net sales. The organic sales volume increased due to expanding service operations and share gains at national accounts in the Access Technologies business. Acquired companies contributed $55 million to operating profit in 2003, offset to some extent by higher retirement plan costs.

Doors sales increased 11.2% in 2002, primarily due to the Best Access and Senior Technologies acquisitions. Increases in Hardware and Access Technologies organic sales were offset by declines in Home Décor. Operating profit was 12.8% of net sales as compared to 10.8% for 2001. Acquired companies contributed $8 million to operating profit in 2002. The remaining increase in operating profit reflects favorable production costs in low cost countries and lower SG&A expenses. The severance charges related to the Doors segment were $1 million in 2002 and $5 million in 2001.

RESTRUCTURING ACTIVITIES In 2003, the Company recorded $50 million in restructuring and asset impairment charges for the Operation 15 initiative. These charges consisted of $12 million for severance, $27 million of asset impairments and $11 million of other exit costs related to the exit from the Company's MacDirect retail channel. The asset impairments generally relate to assets which are idle mainly as a result of restructuring initiatives and accordingly their book value has been written down to fair value. The Company also recorded $67 million in charges for other exit costs and CEO retirement costs. These charges include $13 million in impaired inventories related to the planned closure of a U.S. distribution facility, $8 million in SG&A for compensation and benefit costs associated with the CEO's retirement, $3 million in other SG&A charges, and $43 million of costs related to the Company's exit from the MacDirect retail channel.

In the first quarter of 2003, the Company recorded $3 million in restructuring reserves for new initiatives, mainly in the Tools segment, pertaining to the further reduction of its cost structure, primarily for severance-related obligations.

In June 2002 and September 2001, $8 million and $5 million in severance charges were recorded, respectively, as the Company continued to rationalize its headcount to provide further SG&A expense reductions. These charges were classified within SG&A expense in the Consolidated Statements of Operations. These actions resulted in the termination of approximately 200 selling and administrative employees in each year. As of December 28, 2002, no accrual remained as all of the severance has been expended.

In 2001, the Company undertook initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions resulted in the closure of 13 facilities and a net employment reduction of approximately 2,200 production, selling and administrative people. As a result, the Company recorded $72 million of restructuring and asset impairment charges. The charges for asset impairments were primarily related to manufacturing and other assets that were retired and disposed of as a result of manufacturing facility closures.

At January 3, 2004, the restructuring and asset impairment reserve balance was $16 million, which the Company expects to be fully expended by the end of 2004. A summary of the Company's restructuring reserves for the years ended December 28, 2002 to January 3, 2004 is as follows:

(Millions of Dollars)	2002	Charges	Usage	2003
Operation 15				
Severance		$ 12	$ (9)	**$ 3**
Asset Impairments		27	(18)	**9**
Other		11	(8)	**3**
Q1 2003				
Severance		3	(3)	**–**
Pre 2003				
Severance	$ 6		(6)	**–**
Other	3		(2)	**1**
	$ 9	$ 53	$ (46)	**$ 16**

As of January 3, 2004, 86 manufacturing and distribution facilities have been closed as a result of the restructuring initiatives since 1997. In 2003, 2002 and 2001, approximately 1,100, 1,000 and 2,100 employees have been terminated as a result of restructuring initiatives, respectively. Severance payments of $18 million, $26 million and $42 million and other exit payments of $10 million, $4 million and $4 million were made in 2003, 2002 and 2001, respectively. Write-offs of impaired assets were $18 million, $6 million and $8 million in 2003, 2002 and 2001, respectively.

FINANCIAL CONDITION

LIQUIDITY, SOURCES AND USES OF CAPITAL The Company's primary sources of liquidity are cash flows from operations and borrowings under various credit facilities. The Company has historically generated strong cash flows from operations. In 2003, cash flow from operations was $464 million, as compared to $285 million in 2002. The increase is the result of working capital improvements from receivables of $22 million and inventories of $24 million, cash proceeds of approximately $40 million from the sale of the Mac Tools distributor receivable portfolio, income tax payment deferrals and refunds aggregating $57 million, and $17 million in lower cash payments related to restructuring and other charges in 2003 versus 2002.

In 2002, cash flows from operations were $285 million as compared to $222 million in 2001. In 2002, the Company received a gross pension settlement of $115 million; an ongoing U.S. defined contribution plan was pre-funded with $29 million, and excise and income taxes totaling $48 million were paid, providing a net $38 million cash inflow from the pension settlement. Additionally, the Company renegotiated its payment practices with a major customer enabling acceleration of accounts receivable collections by approximately $30 million. Cash payments related to restructuring and other charges of $42 million in 2002 were comparable to 2001.

Capital expenditures were $52 million in 2002 as compared to $73 million in 2001. The Company incurred higher capital expenditures in 2001 for "The Stanley Learning Center" (a major addition at world headquarters for the training and development of employees), investment in various plants including movement of production to low cost countries, and increased costs for software development and acquisitions as the Company expanded the infrastructure of its systems.

During 2003, the Company made $260 million in payments on borrowings. In the second quarter 2003, the Company repurchased 3.9 million shares of common stock and agreed to settle the remainder of its equity hedge through the repurchase of 4.1 million shares over the next four years. The 3.9 million share repurchase was made with $100 million of cash and increased commercial paper borrowings while the 4.1 million share repurchase involved $113 million of term debt. These repurchases of shares under the equity hedge contract, repayment of debt and currency fluctuation, resulted in a $20 million decrease in the Company's short-term and long-term borrowings.

In 2002, the Company received $338 million in net proceeds from issuance of long-term debt, and disbursed $356 million for business acquisitions. The Company made $154 million in payments on borrowings. These debt proceeds and repayments, in addition to debt issuance costs and currency fluctuations, resulted in a $220 million increase in the Company's short-term and long-term borrowings.

The Company has unused short (364 day) and long-term (multi-year) credit arrangements with several banks to borrow up to $350 million at the lower of prime or money market rates. Of this amount, $100 million is long-term. In addition, the Company has short-term lines of credit with numerous foreign banks aggregating $67 million, of which the entire amount was available at January 3, 2004. Short-term arrangements are reviewed annually for renewal. Of the long-term and short-term lines, $350 million is available to support the Company's commercial paper program. In addition to these lines of credit, the Company maintains a facility designed for the securitization of certain trade accounts receivable for purposes of additional liquidity. As of January 3, 2004, the Company's maximum available funds under this arrangement were $87 million, of which the Company had utilized $54 million.

The Company also has numerous assets, predominantly vehicles and equipment, under a one-year term renewable U.S. master personal property lease. Residual value obligations, which approximate the fair value of the related assets, under this master lease were $35 million at January 3, 2004. The Company does not anticipate any material liabilities associated with these transactions.

The following summarizes the Company's significant contractual obligations and commitments that impact its liquidity.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(Millions of Dollars)	**Total**	< 1 year	2-3 yrs	4-5 yrs	> 5 yrs
Long-term Debt	**$ 692**	$ 158	$ 64	$ 245	$ 225
Operating Leases	**82**	21	28	19	14
Unconditional Purchase Commitments	**14**	9	5	–	–
Other Long-Term Obligations	**32**	5	9	7	11
Service Contract and ESOP Obligations	**55**	20	30	5	–
Total Contractual Cash Obligations	**$ 875**	$ 213	$ 136	$ 276	$ 250

Included in the table above are $3 million of unconditional purchase commitments for the entry door business that were assumed by the buyer upon the sale of this discontinued operation in March 2004. Other long-term obligations primarily relate to deferred compensation commitments to executives.

OTHER COMMERCIAL COMMITMENTS

		Amounts of Commitments Expiration Per Period			
(Millions of Dollars)	**Total**	< 1 year	2-3 yrs	4-5 yrs	> 5 yrs
U.S. Lines of Credit	**$ 350**	$ 250	$ 100	$ –	$ –
International Lines of Credit	**67**	67	–	–	–
Total Commercial Commitments	**$ 417**	$ 317	$ 100	$ –	$ –

Short-term borrowings, long-term debt and lines of credit are explained in detail within Note I Long Term Debt and Financing Arrangements of the Notes to the Consolidated Financial Statements. Operating leases and other commercial commitments are explained in detail in Note R Commitments of the Consolidated Financial Statements.

The Company believes that its dividend is an important factor in generating returns for its shareowners. The Company's stated long term policy is to increase dividends by approximately one-half the Company's earnings growth rate, ultimately reaching a dividend payout ratio of 25%. Dividend increases are considered periodically in light of this policy and other considerations. Dividends increased 4.0% in 2003, 5.3% in 2002 and 4.4% in 2001. The Company plans to use a significant portion of free cash flow (operating cash flow less dividends and capital expenditures) to fund future acquisitions in commercial and industrial markets.

MARKET RISK Market risk is the potential economic loss that may result from adverse changes in the fair value of financial instruments. The Company is exposed to market risk from changes in foreign currency exchange rates and interest rates. Exposure to foreign currency risk results because the Company, through its global businesses, enters into transactions and makes investments denominated in multiple currencies. The Company's predominant exposures are in European, Canadian and Asian currencies. Certain cross-currency trade flows arising from sales and procurement activities are consolidated prior to obtaining risk protection, primarily purchased options. The Company is thus able to capitalize on its global positioning by taking advantage of naturally offsetting exposures to reduce the cost of purchasing protection. At times, the Company also enters into forward exchange contracts and purchased options to reduce the earnings and cash flow impact of non-functional currency denominated receivables and payables, predominately affiliate transactions. Gains and losses from these hedging instruments offset the gains or losses on the underlying net exposures, assets and liabilities being hedged. Management determines the nature and extent of currency hedging activities, and in certain cases, may elect to allow certain currency exposures to remain unhedged. The Company has also entered into several cross-currency interest rate swaps, to provide a partial hedge of the net investments in certain subsidiaries and better match the cash flows of operations to debt service requirements. Sensitivity to foreign currency exposure risk from these financial instruments at the end of 2003 would have been immaterial based on the potential loss in fair value from a hypothetical 10% adverse movement in all currencies.

The Company's exposure to interest rate risk results from its outstanding debt obligations, short-term investments and derivative financial instruments employed in the management of its debt portfolio. The debt portfolio is managed to achieve capital structure targets and reduce the overall cost of borrowing by using a combination of fixed and floating rate debt as well as interest rate swaps, caps and cross-currency interest rate swaps. The Company's primary exposure to interest rate risk comes from its floating rate debt in the U.S. and Europe and is fairly represented by changes in LIBOR rates. At January 3, 2004, the result of a hypothetical one percentage point increase in short-term LIBOR rates would not have resulted in a material impact on the pre-tax profit of the Company.

Fluctuations in the fair value of the Company's common stock affect ESOP expense as well as diluted shares outstanding as discussed in the U.S. Pension and ESOP section of Management Discussion and Analysis.

The Company has access to financial resources and borrowing capabilities around the world. There are no material instruments within the debt structure that would accelerate payment requirements due to a change in credit rating, and no significantly restrictive covenants. The Company believes that its strong financial position, operating cash flows and borrowing capacity provide the financial flexibility necessary to continue its record of annual dividend payments, to invest in the routine needs of its businesses, to make strategic acquisitions and to fund other initiatives encompassed by its growth strategy.

OTHER MATTERS

ENVIRONMENTAL The Company incurs costs related to environmental issues as a result of various laws and regulations governing current operations as well as the remediation of previously contaminated sites. Future laws and regulations are expected to be increasingly stringent and will likely increase the Company's expenditures related to routine environmental matters.

The Company accrues for anticipated costs associated with investigatory and remediation efforts in accordance with appropriate accounting guidelines which address probability and the ability to reasonably estimate future costs. The liabilities are reassessed whenever circumstances become better defined or remediation efforts and their costs can be better estimated. Subject to the imprecision in estimating future environmental costs, the Company believes that any sum it may pay in connection with environmental matters in excess of the amounts recorded will not have a materially adverse effect on its financial position, results of operations or liquidity. Refer to Note T Contingencies of the Notes to the Consolidated Financial Statements for further information on environmental liabilities and related cash flows.

U.S. PENSION AND ESOP In June 2002, the Company recorded an $18 million pre-tax pension settlement gain in Other-net. This involved the termination and settlement of the primary U.S. salaried employee plan as well as settlement of most of the liabilities in the ongoing plan for hourly employees. In addition to the settlement gain, the Company recorded $8 million of operating income related to these plans in 2002, whereas in 2003 the ongoing hourly plan resulted in $2 million of expense.

As detailed in Note M Employee Benefit Plans of the Notes to the Consolidated Financial Statements, the Company has an Employee Stock Ownership Plan (ESOP) under which the ongoing U.S. defined contribution and (401K) plans are funded. Overall ESOP expense is affected by the market value of Stanley stock on the monthly dates when shares are released. In 2003, the market value of shares released averaged $29.30 per share and the net ESOP expense was $9 million. In 2002, the market value of shares released averaged $39.62 per share and the net ESOP expense was negligible.

The Company provides a 5% guaranteed rate of return on participant contributions made to the tax deferred savings plan (401K) prior to July 1998 when all contributions were invested in Stanley common stock. The value of the shares participants purchased prior to July 1998 along with the 5% cumulative guaranteed rate of return on Stanley common stock is known as an Investment Protection Account (IPA). Beginning in July 1998 the investment options for plan participant contributions were enhanced to include a variety of investment funds in addition to the Company's common stock, and there is no guaranteed rate of return to participants on any contributions made after that time. The IPA guarantee is included in the actuarial valuation of the ongoing U.S. pension plan. Payments related to the IPA guarantees, if they have any value, would be made to participants over a period of many years generally as they retire. In the event the market value of Stanley common stock declines, additional costs may be triggered by the IPA benefit guarantee.

NEW ACCOUNTING STANDARDS Refer to Note A Significant Accounting Policies of the Notes to the Consolidated Financial Statements for a discussion of new accounting pronouncements and the potential impact to the Company's consolidated results of operations and financial position.

CRITICAL ACCOUNTING ESTIMATES Preparation of the Company's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Significant accounting policies used in the preparation of the Consolidated Financial Statements are described in Note A Significant Accounting Policies thereto. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters with inherent uncertainty. The most significant areas involving management estimates are described below. Actual results in these areas could differ from management's estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS Stanley's estimate for its allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where information indicates the customers may have an inability to meet financial obligations, such as bankruptcy. In these cases, the Company uses its judgment, based on the best available facts and circumstances, to record a specific reserve for those customers against amounts due to reduce the receivable to the amount expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received. Second, a reserve is established for all customers based on a range of percentages applied to receivables aging categories. These percentages are based on historical collection and write-off experience.

If circumstances change, for example the occurrence of higher than expected defaults or a material adverse change in a major customer's ability to meet its financial obligation to the Company, estimates of the recoverability of receivable amounts due could be reduced.

INVENTORIES – LOWER OF COST OR MARKET, SLOW MOVING AND OBSOLETE U.S. inventories are generally valued at the lower of LIFO cost or market. The calculation of LIFO reserves, and therefore the net inventory valuation, is affected by inflation and deflation in inventory components. The Company ensures all inventory is valued at the lower of cost or market, and continually reviews the book value of discontinued product lines and SKUs to determine that these items are properly valued. The Company identifies these inventories and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then the Company writes down the related inventory to that value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, or ceiling (defined as selling price less costs to complete and dispose), and cannot be lower than the net realizable value less a normal profit margin, also called the floor. The Company also continually evaluates the composition of its inventory and identifies obsolete and/or slow-moving inventories. Inventory items identified as obsolete and/or slow-moving are evaluated to determine if reserves are required. If the Company is not able to achieve its expectations regarding net realizable value of inventory at its current value, reserves would have to be adjusted accordingly.

GOODWILL AND INTANGIBLE ASSETS The Company completed acquisitions in 2003 and 2002 valued at $23 million and $359 million, respectively. The assets and liabilities of acquired businesses are recorded under the purchase method at their fair values at the date of acquisition. Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. The Company had recorded goodwill of $433 million at January 3, 2004.

In accordance with SFAS No. 142, goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment testing. The identification and measurement of goodwill and unamortized intangibles impairment involves the estimation of the fair value of reporting units. The estimates of fair value of reporting units are based on the best information available at the date of assessment, which primarily incorporate management assumptions about future cash flows. Future cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. While the Company has not recorded intangibles impairment losses in several years, it is possible impairments may occur in the future in the event expected cash flows change significantly. Specifically, the Specialty Tools and Fastening Systems reporting units have been experiencing operating margin declines due to the depressed technology industry and intensified competition, respectively. In recent quarters, however, Fastening Systems operating margins have begun to improve. Specialty Tools and Fastening Systems had $73 million and $38 million, respectively, of recorded goodwill at January 3, 2004. There is potential for future goodwill impairment losses if Specialty Tools and Fastening Systems projected profits and cash flows significantly decline from current levels. See Note G Goodwill and Other Intangible Assets of the Notes to the Consolidated Financial Statements for further discussion.

PROPERTY, PLANT AND EQUIPMENT (PP&E) The Company generally values PP&E at historical cost less accumulated depreciation. Impairment losses are recorded when indicators of impairment, such as plant closures, are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The impairment loss is quantified by comparing the carrying amount of the assets to the weighted average discounted cash flows, which consider various possible outcomes for the disposition of the assets (i.e. sale, leasing, etc.). Primarily as a result of plant rationalization, certain facilities and equipment are not currently used in operations. The Company has recorded impairment losses related to unused assets and additional such losses may potentially occur in the future.

RISK INSURANCE To some extent, the Company self insures for various business exposures. For domestic workers' compensation and product liability, the Company generally purchases outside insurance coverage only for catastrophic losses ("stop loss" insurance). The two risk areas involving the most significant accounting estimates are workers' compensation and product liability (liability for alleged injuries associated with the Company's products). Actuarial valuations performed by an outside risk insurance expert form the basis for workers' compensation and product liability loss reserves recorded. The actuary contemplates the Company's specific loss history, actual claims reported, and industry trends among statistical and other factors to determine the range of estimated reserve required. Risk insurance reserves are comprised of specific reserves for individual claims and additional amounts expected for development of these claims as well as for incurred but not yet reported claims. The specific reserves for individual known claims are quantified by third party administrator specialists (insurance companies) for workers' compensation and by in-house legal counsel in consultation with outside attorneys for product liability. The cash outflows related to risk insurance claims are expected to occur over approximately 8 to 10 years, and the present value of expected claim payments is reserved. The Company believes the liability recorded for such risk insurance reserves as of January 3, 2004 is adequate, but due to judgments inherent in the reserve process it is possible the ultimate costs will differ from this estimate.

INCOME TAXES The future tax benefit arising from net deductible temporary differences and tax carryforwards is $84 million at January 3, 2004 and $108 million at December 28, 2002. Management believes earnings during the periods when the temporary differences become deductible will be sufficient to realize the related future income tax benefits. For those jurisdictions where the expiration date of tax carryforwards or the projected operating results indicate that realization is not likely, a valuation allowance is provided. The valuation allowance as of January 3, 2004 amounted to $21 million.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event the Company were to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made. See Note Q Income Taxes of the Notes to the Consolidated Financial Statements for further discussion.

OFF-BALANCE SHEET ARRANGEMENTS The Company's off-balance sheet arrangements include the following:

RECEIVABLE SECURITIZATIONS The Company has agreements to sell, on a revolving basis, pools of accounts and notes receivables to a Qualified Special Purpose Entity (QSPE), which qualifies to be accounted for as an unconsolidated subsidiary. The entity is designed to facilitate the securitization of certain trade accounts receivable. Assets and related debt off-balance sheet were both $54 million at January 3, 2004. The Company is responsible for servicing these accounts while the QSPE bears the risk of non-collection. The proceeds from sales of eligible receivables to the QSPE were $21 million in 2003. There were no gains or losses on these sales.

In 2003 the Company acquired a third party's interest in a Special Purpose Entity (SPE) which supports the Mac Tools extended financing programs. As a result, the entity became non-qualifying and the net assets which consist primarily of notes receivable of $56.4 million at January 3, 2004 have been consolidated in the Company's balance sheet. No gains or losses related to sales to the Company were recorded. During 2003, the Company sold approximately $40 million of receivables of this portfolio to a third party.

SYNTHETIC LEASES The Company is a party to synthetic leasing programs for two of its major distribution centers. The programs qualify as operating leases for accounting purposes, where only the monthly lease amount is recorded in the income statement and the liability and value of underlying assets are off-balance sheet. The reasons for these programs are primarily to reduce overall cost and to retain flexibility. As of January 3, 2004, the estimated fair value of assets and remaining obligations for these two properties were $37 million and $28 million, respectively.

CAUTIONARY STATEMENTS UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

Certain statements contained in this Annual Report to shareowners, including the statements regarding the Company's ability (i) to improve the overall profitability of the Company's operations; (ii) to offset the impact associated with the sale of the entry door business through three acquisitions; (iii) to offset anticipated commodity price inflation with other productivity improvements; (iv) to increase revenue; (v) to increase shareholder returns and dividends; and (vi) to complete restructuring activities within existing restructuring and asset impairment reserves by the end of the third quarter are forward looking and are based on current expectations and involve inherent risks and uncertainties, including factors listed below and other factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations.

The Company's ability to achieve the results described above is dependent on: (i) the success of the Company's efforts to efficiently and promptly integrate the announced acquisitions and the sales related thereto; (ii) the success of the Company's efforts to restructure its Mac Tools organization in order to return it to profitability, including, without limitation, the Company's ability to liquidate certain Mac Tools assets at a satisfactory price; (iii) the continued ability of the Company to access credit markets under satisfactory terms; (iv) the success of the Company's marketing and sales efforts, (v) continued improvements in productivity and cost reductions; (vi) the continued improvement in the payment terms under which the Company buys and sells goods, materials and products; (vii) the reduction of selling, general and administrative expenses as a percentage of sales, (viii) the success of recruiting programs and other efforts to maintain or expand overall Mac Tools truck count; (ix) the Company's ability to fulfill demand for its products in a timely manner; (x) the absence of increased pricing pressures from customers and competitors and the ability to defend market share in the face of price competition; (xi) the continued ability to effectively manage and defend litigation matters pending or asserted in the future against the Company; and (xii) the absence of increasing commodity costs or the ability to reduce other costs to offset such increases and the availability of raw materials.

The Company's ability to achieve the objectives discussed above will also be affected by external factors. These external factors include the continued consolidation of customers in consumer channels, inventory management pressures of the Company's customers, changes in trade, monetary, tax and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and the Company's debt program, the strength of the US economy and the relative strength or weakness of foreign currencies, including but not limited to the Euro, the Canadian dollar, the New Taiwan dollar and the Chinese Renminbi, war, terrorist activities, political unrest and recessionary or expansive trends in the economies of the world in which the Company operates.

Unless required by applicable federal securities laws, the Company undertakes no obligation to publicly update or revise any forward looking statements to reflect events or circumstances that may arise after the date hereof.

MANAGEMENT REPORT ON RESPONSIBILITY FOR FINANCIAL REPORTING

The management of The Stanley Works is responsible for the preparation, integrity, and objectivity of the accompanying financial statements. The statements were prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements and related data involves our best estimates and the use of judgment. Management also prepared the other information in the Annual Report and is responsible for its accuracy and consistency with the financial statements.

The Company maintains a system of internal accounting controls which is designed to provide reasonable assurance, at appropriate cost, as to the reliability of financial records and the protection of assets. This system includes monitoring by an internal audit function. It is further characterized by care in the selection of competent financial managers, by organizational arrangements that provide for delegation of authority and divisions of responsibility and by the dissemination of policies and procedures throughout the Company.

Management is also responsible for fostering a strong, ethical climate so that the Company's affairs are conducted according to the highest standards of personal and business conduct. This responsibility is reflected in the Company's Business Conduct Guidelines which are publicized throughout the organization. The Company has a long-established reputation of integrity in business conduct and maintains a systematic program to assess compliance with these policies.

The adequacy of Stanley's internal accounting controls, the accounting principles employed in its financial reporting and the scope of independent and internal audits are reviewed by the Audit Committee of the Board of Directors, consisting solely of outside directors. Both the independent auditors and our internal auditors have unrestricted access to the Audit Committee, and they meet with it periodically, with and without management present.

January 28, 2004

James M. Loree
Executive Vice President, Finance & Chief Financial Officer

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Shareowners
The Stanley Works

We have audited the accompanying Consolidated Balance Sheets of The Stanley Works and subsidiaries as of January 3, 2004 and December 28, 2002, and the related Consolidated Statements of Operations, Changes in Shareowners' Equity, and Cash Flows for each of the three fiscal years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the consolidated financial position of The Stanley Works and subsidiaries at January 3, 2004 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note G to the Consolidated Financial Statements, effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets."

Ernst + Young LLP

Hartford, Connecticut
January 28, 2004
except for Note V, as to which the date is
March 9, 2004

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001

(In Millions of Dollars, except per share amounts)	**2003**	2002	2001
Net Sales	**$ 2,678.1**	$ 2,383.6	$ 2,393.8
Costs and Expenses			
Cost of sales	**$ 1,785.3**	$ 1,593.7	$ 1,532.4
Selling, general and administrative	**601.7**	519.0	535.7
Provision for doubtful accounts	**36.1**	6.7	17.0
Interest income	**(5.9)**	(4.0)	(6.7)
Interest expense	**34.2**	28.4	32.3
Other-net	**40.5**	(9.0)	(8.8)
Restructuring charges and asset impairments	**53.2**	–	72.2
	$ 2,545.1	$ 2,134.8	$ 2,174.1
Earnings from Continuing Operations Before Income Taxes	**133.0**	248.8	219.7
Income Taxes	**36.3**	78.5	71.9
Net Earnings from Continuing Operations	**$ 96.7**	$ 170.3	$ 147.8
Net Earnings from Discontinued Operations	**11.2**	14.7	10.5
Net Earnings	**$ 107.9**	$ 185.0	$ 158.3
Basic earnings per share of common stock:			
Continuing operations	**$ 1.15**	$ 1.97	$ 1.72
Discontinued operations	**0.13**	0.17	0.12
Total basic earnings per share of common stock:	**$ 1.28**	$ 2.14	$ 1.85
Diluted earnings per share of common stock:			
Continuing operations	**$ 1.14**	$ 1.93	$ 1.69
Discontinued operations	**0.13**	0.17	0.12
Total diluted earnings per share of common stock:	**$ 1.27**	$ 2.10	$ 1.81

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

January 3, 2004 and December 28, 2002

(Millions of Dollars)	2003	2002
Assets		
Current Assets		
Cash and cash equivalents	$ 204.4	$ 121.7
Accounts and notes receivable	482.4	536.1
Inventories	377.1	408.6
Deferred taxes	23.6	21.2
Prepaid expenses	61.3	65.2
Assets held for sale	37.9	47.0
Other current assets	14.0	11.4
	1,200.7	1,211.2
Property, Plant and Equipment	413.3	474.1
Goodwill	432.8	347.9
Other Intangible Assets	210.5	197.0
Other Assets	166.5	188.0
Total Assets	$ 2,423.8	$ 2,418.2
Liabilities and Shareowners' Equity		
Current Liabilities		
Short-term borrowings	$ –	$ 140.1
Current maturities of long-term debt	157.7	8.6
Accounts payable	240.2	238.9
Accrued expenses	326.4	266.5
Liabilities held for sale	29.2	27.9
Total Current Liabilities	753.5	682.0
Long-Term Debt	534.5	563.2
Other Liabilities	277.2	189.2
Commitments and Contingencies (Notes R and T)		
Shareowners' Equity		
Preferred stock, without par value:		
Authorized and unissued 10,000,000 shares		
Common stock, par value $2.50 per share:		
Authorized 200,000,000 shares;		
issued 92,343,410 shares		
in 2003 and 2002	237.6	230.9
Retained earnings	1,202.1	1,244.6
Accumulated other comprehensive loss	(84.2)	(123.4)
ESOP debt	(173.8)	(180.8)
	1,181.7	1,171.3
Less: cost of common stock in treasury		
(11,066,589 shares in 2003 and 5,508,293 shares in 2002)	323.1	187.5
Total Shareowners' Equity	858.6	983.8
Total Liabilities and Shareowners' Equity	$ 2,423.8	$ 2,418.2

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001

(Millions of Dollars)	2003	2002	2001
Operating Activities:			
Net earnings	**$ 107.9**	$ 185.0	$ 158.3
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**86.5**	71.2	81.8
Provision for doubtful accounts	**36.0**	6.7	17.2
Restructuring and asset impairments	**53.2**	–	72.4
Other non-cash items	**38.1**	29.4	1.2
Changes in operating assets and liabilities:			
Accounts and notes receivable	**62.3**	29.0	(32.6)
Inventories	**24.1**	(8.4)	(14.6)
Accounts payable and accrued expenses	**20.5**	3.4	(66.8)
Income taxes	**16.5**	(49.1)	25.7
Other	**19.2**	17.9	(21.0)
Net cash provided by operating activities	**464.3**	285.1	221.6
Investing Activities:			
Capital expenditures	**(31.4)**	(37.2)	(55.7)
Capitalized software	**(8.0)**	(15.1)	(17.4)
Proceeds from sales of assets	**4.7**	11.5	9.8
Business acquisitions	**(22.3)**	(355.9)	(79.3)
Other	**5.0**	1.2	(27.2)
Net cash used in investing activities	**(52.0)**	(395.5)	(169.8)
Financing Activities:			
Payments on long-term debt	**(18.1)**	(115.0)	(2.4)
Proceeds from long-term borrowings	**3.3**	352.5	75.0
Net repayments of short-term financing	**(140.8)**	(39.3)	(29.3)
Debt issuance costs	**(0.3)**	(15.0)	–
Equity hedge settlement	**(101.0)**	–	–
Proceeds from issuance of common stock	**4.3**	17.4	25.4
Purchase of common stock for treasury	**–**	–	(11.0)
Cash dividends on common stock	**(86.1)**	(85.6)	(80.5)
Net cash provided by (used in) financing activities	**(338.7)**	115.0	(22.8)
Effect of exchange rate changes on cash	**9.1**	1.9	(7.4)
Increase in cash and cash equivalents	**82.7**	6.5	21.6
Cash and cash equivalents, beginning of year	**121.7**	115.2	93.6
Cash and cash equivalents, end of year	**$ 204.4**	$ 121.7	$ 115.2

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOWNERS' EQUITY

Fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001

(Millions of Dollars, except per share amounts)	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	ESOP Debt	Treasury Stock	Shareowners' Equity
Balance December 30, 2000	$ 230.9	$1,039.6	$ (124.5)	$ (194.8)	$ (214.7)	$ 736.5
Comprehensive income:						
Net earnings		158.3				158.3
Currency translation adjustment and other			(12.6)			(12.6)
Minimum pension liability			(1.8)			(1.8)
Total comprehensive income						143.9
Cash dividends declared-$0.94 per share		(80.5)				(80.5)
Issuance of common stock		(9.0)			35.6	26.6
Purchase of common stock					(10.8)	(10.8)
Equity hedge shares received		67.0			(67.0)	–
Tax benefit related to stock options		3.7				3.7
ESOP debt decrease and tax benefit		5.8		7.1		12.9
Balance December 29, 2001	230.9	1,184.9	(138.9)	(187.7)	(256.9)	832.3
Comprehensive income:						
Net earnings		185.0				185.0
Currency translation adjustment and other			17.8			17.8
Minimum pension liability			(2.3)			(2.3)
Total comprehensive income						200.5
Cash dividends declared-$0.99 per share		(85.6)				(85.6)
Issuance of common stock		(5.1)			27.8	22.7
Equity hedge shares delivered		(41.6)			41.6	–
Tax benefit related to stock options		3.0				3.0
ESOP debt decrease and tax benefit		4.0		6.9		10.9
Balance December 28, 2002	$ 230.9	$1,244.6	$ (123.4)	$ (180.8)	$ (187.5)	$ 983.8
Comprehensive income:						
Net earnings		107.9				107.9
Currency translation adjustment and other			49.7			49.7
Minimum pension liability			(3.8)			(3.8)
Total comprehensive income						153.8
Cash dividends declared-$1.03 per share		(86.1)				(86.1)
Issuance of common stock		(2.1)			12.4	10.3
Minority interest common stock	6.7		(6.7)			–
Equity hedge shares delivered		(66.0)			66.0	–
Restructured equity hedge settlement					(214.0)	(214.0)
Tax benefit related to stock options		0.3				0.3
ESOP debt decrease and tax benefit		3.5		7.0		10.5
Balance January 3, 2004	**$ 237.6**	**$1,202.1**	**$ (84.2)**	**$ (173.8)**	**$ (323.1)**	**$ 858.6**

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries which require consolidation, after the elimination of intercompany accounts and transactions. The Company's fiscal year ends on the Saturday nearest to December 31. There were 53 weeks in fiscal year 2003 and 52 weeks in fiscal years 2002 and 2001.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as certain financial statement disclosures. While management believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from these estimates.

FOREIGN CURRENCY TRANSLATION For foreign operations with functional currencies other than the U.S. dollar, asset and liability accounts are translated at current exchange rates; income and expenses are translated using weighted average exchange rates. Resulting translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in a separate component of shareowners' equity. Translation adjustments for operations in highly inflationary economies and exchange gains and losses on transactions are included in earnings, and amounted to net (gains)/losses for 2003, 2002 and 2001 of $(4.8) million, $0.6 million and $(3.3) million, respectively.

CASH EQUIVALENTS Highly liquid investments with original maturities of three months or less are considered cash equivalents.

ACCOUNTS RECEIVABLE Trade receivables are stated at gross invoice amount less discounts, other allowances, returns and provision for uncollectible accounts. The Company extends long-term credit to customers to fund the Mac Advantage financing program and also provides long-term secured financing to Mac Tools wholesale distributors. Interest on these loans accrues until the loan becomes delinquent, typically when payments are 120 days past due, at which time they are written off. Payments received related to these loans subsequent to being written off are recorded as recoveries to the allowance for doubtful accounts. The net activity of the Mac Tools extended financing programs is classified in Other-net in the Consolidated Statements of Operations.

ALLOWANCE FOR DOUBTFUL ACCOUNTS The Company estimates its allowance for doubtful accounts using two methods. First, a specific reserve is established for individual accounts where information is available that customers may have an inability to meet financial obligations. Second, a reserve is determined for all customers based on a range of percentages applied to aging categories. These percentages are based on historical collection and write-off experience. Actual write offs are charged against the allowance when internal collection efforts have been unsuccessful, generally when payments are more than 120 days past due.

INVENTORIES U.S. inventories, aside from the Best and Home Décor businesses and recent small acquisitions, are valued at the lower of Last-In, First-Out (LIFO) cost or market. Other inventories are generally valued at the lower of First-In, First-Out (FIFO) cost or market.

PROPERTY, PLANT AND EQUIPMENT (PP&E) The Company generally values PP&E on the basis of historical cost less accumulated depreciation. Depreciation is provided using straight-line methods over the estimated useful lives of the assets. Costs related to maintainance and repairs which do not prolong the assets useful lives are expensed as incurred. Impairment losses are recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The amount of the impairment loss, if any, is quantified by comparing the carrying amount of the assets to the weighted average discounted cash flows, which consider various possible outcomes for the disposition of the assets. Primarily as a result of plant rationalization, certain facilities and equipment are not currently used in operations, which has resulted in impairment losses. The following table summarizes PP&E impairment charges by segment and the classification of these charges within the Consolidated Statements of Operations.

FIXED ASSET IMPAIRMENT CHARGES

	Tools	Doors	Total
2003			
Other-net	$ 4.9	–	$ 4.9
Restructuring charges and asset impairments	26.3	0.7	27.0
2002			
Other-net	8.4	–	8.4
2001			
Restructuring charges and asset impairments	10.1	0.3	10.4

GOODWILL AND OTHER INTANGIBLE ASSETS Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired businesses. Intangible assets acquired are recorded at cost. Goodwill and other intangible assets were historically amortized using the straight-line method over their estimated useful lives. As of January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this Statement, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization but are tested for impairment annually and at any time where events suggest impairment may have occurred. The identification and measurement of goodwill and unamortized intangibles impairment involves the estimation of the fair value of reporting units, which primarily incorporates management assumptions about future cash flows. In the event the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized for the amount of that excess. Intangible assets with definite lives are amortized over their estimated useful lives.

FINANCIAL INSTRUMENTS Derivative financial instruments are employed to manage risks including foreign currency and interest rate exposures and are not used for trading or speculative purposes. The Company recognizes all derivative instruments, such as interest rate swap agreements, foreign currency options, and foreign exchange contracts, in the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recognized periodically either in income or in shareowners' equity as a component of other comprehensive income, depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the changes in the fair value of the hedged items that relate to the hedged risk. Gains and losses on derivatives designated as cash flow hedges, to the extent they are effective, are recorded in other comprehensive income, and subsequently reclassified to earnings to offset the impact of the hedged item when it occurs. Changes in the fair value of derivatives used as hedges of the net investment in foreign operations are reported in other comprehensive income as part of the cumulative translation adjustment. Changes in the fair value of derivatives not qualifying as hedges, and for any portion of a hedge that is ineffective, are reported in income. In the event the forecasted transaction to which a cash flow hedge relates is no longer likely, the amount in other comprehensive income is recognized in earnings and generally the derivative is terminated.

The net interest paid or received on interest rate swaps is recognized as interest expense. Gains resulting from the early termination of interest rate swap agreements are deferred and amortized as adjustments to interest expense over the remaining period of the debt originally covered by the terminated swap.

At times the Company manages exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of forward exchange contracts or currency options. The Company may also enter into forward exchange contracts to hedge intercompany loans and enter into purchased foreign currency options to hedge anticipated transactions as it deems appropriate. Gains and losses on forward exchange contracts are deferred and recognized as part of the underlying transactions. Changes in the fair value of options, representing a basket of foreign currencies to hedge anticipated cross-currency cash flows, are included in cost of sales.

REVENUE RECOGNITION Revenue is recognized when the earnings process is complete and the risks and rewards of ownership have transferred to the customer, which generally occurs upon shipment of the finished product but sometimes is upon delivery to customer facilities.

The Best and Access Technologies businesses sell security related products and automatic doors which include multiple elements of products and services. Revenues from multiple element arrangements are recognized as each element is earned, consistent with the requirements of Emerging Issues Task Force (EITF) Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". Amounts allocated to each element are based on objectively determined fair value. Revenues from multiple element arrangements were $223 million in 2003, $111 million in 2002 and $89 million in 2001.

INCOME TAXES Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, and are measured by applying enacted tax rates in effect in years in which the differences are expected to reverse.

EARNINGS PER SHARE Basic earnings per share equals net earnings divided by weighted average shares outstanding during the year. Diluted earnings per share include the impact of common stock equivalents using the treasury stock method when the effect is dilutive.

SHIPPING AND HANDLING COSTS It is the general practice of the Company to not bill customers for freight. Shipping and handling costs associated with inbound freight are included in cost of sales. Shipping costs associated with outbound freight are included as a reduction in net sales and amounted to $114 million, $103 million and $119 million in 2003, 2002 and 2001, respectively. The Company records distribution costs in selling, general and administrative (SG&A) expenses that amounted to $80 million, $68 million and $71 million in 2003, 2002 and 2001, respectively.

NEW ACCOUNTING STANDARDS In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143 "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The adoption of SFAS No. 143 in fiscal 2003 had no impact on the Company.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires costs associated with exit or disposal activities to be recognized when they are incurred and applies prospectively to such activities that are initiated in fiscal 2003 and beyond. The Company adopted SFAS No. 146 for 2003. This standard impacted the timing of recognition of costs associated with exit and disposal activities which are discussed in Note O Restructuring, Asset Impairments and Other Charges.

In November 2002, FASB Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" was issued. This Interpretation expands the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Company adopted the disclosure requirements as required by the Interpretation as of December 28, 2002. The Interpretation also requires that a liability for fair value of the obligation be recorded at the inception of a guarantee, for all guarantees issued or modified after December 31, 2002. The adoption of this accounting in fiscal 2003 had no significant impact on the Company.

In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." This Interpretation addresses consolidation of variable interest entities which have equity investment at risk insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or entities with equity investors lacking certain essential characteristics of controlling financial interest. The original implementation date in 2003 for this Interpretation was postponed by action of the FASB and was finally amended in December 2003. Generally, the implementation of this Interpretation by the Company is required for the Company's quarter ending April 3, 2004. The adoption of FIN 46 is not expected to have a material impact on the Company.

On May 15, 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. This Statement was required to be applied immediately to instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company had $213 million notional value Stanley common stock forward contracts (equity hedges) which were implemented in previous years in an effort to offset the diluted share count from changes in the stock price. When the stock price rose, the Company would benefit from the hedge by partially offsetting the impact of the diluted share count from in-the-money stock options. These hedges, however, had an opposite result with a declining stock price. As a risk mitigation initiative and in conjunction with the new accounting rules under SFAS No. 150, the Company restructured the $213 million equity hedge contracts. On April 14, 2003, $100 million of stock was purchased from the equity hedge counterparties which decreased shares then outstanding by 3.9 million. These transactions were completed using a combination of borrowings under existing lines of credit and available cash. No open market purchase of shares occurred. The remaining $113 million in forward contracts were modified to full physical settlement contracts with a fixed notional principal of $113 million and 4.1 million of underlying shares. These contracts are being settled over four years in equal quarterly installments and do not contain the same dilution protection (or risk) as the former contracts. The Company has the right to repurchase all or part of these shares at a cost of $27.73 per share at any time during the four year period, plus the interest carried on the debt for the dividends paid on the shares. As a result of adopting SFAS No. 150, the notional principal balance, $99 million as of January 3, 2004, is recognized as a liability on the balance sheet and the 3.6 million underlying shares are reflected as treasury stock and excluded from the amount of shares used to calculate basic and diluted earnings per share.

STOCK-BASED COMPENSATION The Company accounts for its stock-based compensation plans using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, no compensation cost is recognized for stock-based compensation unless the quoted market price of the stock at the grant date is in excess of the amount the employee must pay to acquire the stock. Stock-based employee compensation is discussed further in Note K Capital Stock.

If compensation cost for the Company's stock-based compensation plans had been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

(Millions of Dollars, except for per share data)	2003	2002	2001
Net earnings, as reported	**$ 107.9**	$ 185.0	$ 158.3
Less: Tax benefit on actual option exercises included in reported net earnings	**0.3**	3.0	3.7
Less: Stock-based employee compensation expense determined under fair value method, net of related tax effects	**1.9**	5.4	3.8
Pro forma net earnings, fair value method	**$ 105.7**	$ 176.6	$ 150.8
Earnings per share:			
Basic, as reported	**$ 1.28**	$ 2.14	$ 1.85
Basic, pro forma	**$ 1.26**	$ 2.04	$ 1.76
Diluted, as reported	**$ 1.27**	$ 2.10	$ 1.81
Diluted, pro forma	**$ 1.25**	$ 2.00	$ 1.72

Pro forma compensation cost relating to the stock options is recognized over the vesting period. The vesting periods used for 2003, 2002 and 2001 stock option grants are 2.9 years, 3.9 years and 3.6 years, respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: dividend yield of 3.6%, 3.2% and 2.6%; expected volatility of 25%, 30%, and 40%; risk-free interest rates of 3.3%, 3.2% and 4.8%; and expected lives of 5 years in 2003 and 2002, and 7 years in 2001. The weighted average fair value of stock options granted in 2003, 2002 and 2001 was $5.17, $7.30 and $14.31, respectively.

Employee Stock Purchase Plan compensation cost is recognized in the fourth quarter when the purchase price for the following fiscal year is established. The fair value of the employees' purchase rights under the Employee Stock Purchase Plan was estimated using the following assumptions for 2003, 2002 and 2001, respectively: dividend yield of 3.9%, 3.3% and 3.0%; expected volatility of 25%, 30%, and 40%; risk-free interest rates of 1.2%, 1.9% and 2.0%; and expected lives of one year. The weighted average fair value of those purchase rights granted in 2003, 2002 and 2001 was $6.35, $7.50 and $8.48, respectively.

RECLASSIFICATIONS Certain prior years' amounts have been reclassified to conform to the current year presentation. In addition the assets and liabilities of the discontinued operation have been reclassified as held for sale in the Consolidated Balance Sheets, and the earnings from discontinued operations have been reclassified within the Consolidated Statement of Operations.

In January 2002, the Company adopted EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration to a Purchaser of the Vendor's Products or Services." EITF No. 00-25 requires the reclassification of certain customer promotional payments previously reported in SG&A expenses as a reduction of revenue, and prior periods must be restated for comparability of results. Net sales and SG&A expenses are $14.2 million lower for fiscal year 2001 than previously published amounts, reflecting reclassification of certain cooperative advertising expenses.

B. ACQUISITIONS

On November 25, 2002, the Company completed the acquisition of Best Lock Corporation (Best) for $316.0 million. Best is a global provider of security access control systems. In 2003, the Company made a $0.6 million additional purchase price payment for Best which was accounted for as an increase to goodwill.

The Company finalized its allocation of the purchase price for Best in 2003 to reflect the final determination of the fair value of assets and liabilities acquired and related deferred tax liabilities. The final allocation of the purchase price was to the following major balance sheet categories:

(Millions of Dollars)	
Current assets, primarily accounts receivable and inventories	$ 67.0
Property, plant, and equipment	21.7
Goodwill	172.9
Other intangible assets	165.4
Total assets	$ 427.0
Current liabilities	41.9
Other liabilities (primarily deferred taxes)	68.5
Total liabilities	$ 110.4

If the results of operations of Best were included for the entire 2002 and 2001 fiscal years, net sales would have been $220.1 million and $243.3 million higher than the results reported in the 2002 and 2001 Consolidated Statements of Operations, respectively. Net income and earnings per share during these periods would not have been significantly different; however, Best operating results during these periods are not necessarily indicative of future operating results.

In addition to the Best acquisition, the Company acquired three small businesses at a total cost of $23.4 million in 2003 and five small businesses at a total cost of $42.7 million in 2002. Purchase accounting for certain 2003 acquisitions is preliminary, primarily with respect to identification and valuation of intangibles, and is expected to be finalized by mid 2004.

The aforementioned acquisitions were accounted for as purchase transactions and, accordingly, the operating results have been included in the Company's Consolidated Financial Statements since the date of acquisition. The acquisitions did not have a material impact on 2003 and 2002 operations.

Included in the acquired liabilities of Best are $6.4 million in restructuring reserves which were established in purchase accounting for the planned closure of several Best offices and synergies in certain centralized functions. The $6.4 million was comprised of $5.3 million for severance and $1.1 million of other exit costs primarily related to non-cancelable leases. The Company began formulating the restructuring plans during the pre-acquisition due diligence work and these plans include activities initiated by Best management prior to the acquisition. As of January 3, 2004, all but $0.7 million of the reserves were expended.

C. ACCOUNTS AND NOTES RECEIVABLE

(Millions of Dollars)	2003	2002
Trade receivables	$ 495.6	$ 495.7
Other	26.6	66.6
Gross accounts and notes receivable	522.2	562.3
Allowance for doubtful accounts	(39.8)	(26.2)
Net accounts and notes receivable	$ 482.4	$ 536.1

Trade receivables are dispersed among a large number of retailers, distributors and industrial accounts in many countries. Adequate provisions have been established to cover anticipated credit losses.

The Company has agreements to sell, on a revolving basis, undivided interests in defined pools of notes receivable to a Qualified Special Purpose Entity (QSPE). The entity is designed to facilitate the securitization of certain trade accounts receivable and is used as an additional source of liquidity. At January 3, 2004 and December 28, 2002, the defined pools of receivables amounted to $124.4 million and $133.6 million, respectively. The proceeds from sales of such eligible receivables, to the QSPE, in revolving-period securitizations were $21.0 million in 2003 and $11.0 million in 2002, and these amounts have been deducted from receivables in the January 3, 2004 and December 28, 2002 Consolidated Balance Sheets. There were no gains or losses on these sales. The Company is responsible for servicing and collecting the receivables sold and held in the QSPE. Any incremental additional costs related to such servicing and collection efforts are not significant.

In 2003, the Company acquired a third party's interest in a second Special Purpose Entity (SPE) which supports the Mac Tools extended financing programs. As a result, the entity became non-qualifying and the net assets, which consist of notes receivable of $56.4 million at January 3, 2004 have been consolidated in the Company's balance sheet. Cash flows between the Company and the SPE for 2003 totaled $21.0 million, primarily related to receivable sales, collections on receivables and servicing fees. During 2003, the Company sold a portion of this portfolio to a third party for approximately $40 million and recognized a loss on the sale of approximately $6 million. As of December 28, 2002, this QSPE had $104.5 million of gross receivables and the Company had $32.4 million in receivables due from the QSPE. There were no gains or losses on the sale of receivables to the QSPE.

D. INVENTORIES

(Millions of Dollars)	2003	2002
Finished products	$ 293.7	$ 323.7
Work in process	35.8	43.1
Raw materials	47.6	41.8
Total	$ 377.1	$ 408.6

Inventories in the amount of $251.4 million at January 3, 2004 and $304.8 million at December 28, 2002 were valued at the lower of LIFO cost or market. If the LIFO method had not been used, inventories would have been $46.9 million higher than reported at January 3, 2004, and $46.1 million higher than reported at December 28, 2002. The LIFO method is utilized in determining inventory value as it results in a better matching of cost and revenues.

E. ASSETS HELD FOR SALE

At January 3, 2004, the Company has four properties, valued at $4.9 million, classified as held for sale related to plant rationalization activities. These assets are all reported within the Tools segment and consist of real property which is expected to be disposed of throughout the next year. At December 28, 2002, the Company had five properties held for sale with a book value of $5.2 million. Two of the properties held for sale at December 28, 2002 were sold during 2003, and three continue to be held for sale. In addition to the aforementioned real properties, the net assets of the entry door business are classified as held for sale as detailed in Note U Discontinued Operations. Assets held for sale are carried at the lower of fair value or historical book value.

F. PROPERTY, PLANT AND EQUIPMENT

(Millions of Dollars)	2003	2002	Useful Life (Years)
Land	$ 24.3	$ 23.6	N/A
Land Improvements	17.4	17.4	10-20
Buildings	222.3	217.1	40
Machinery and equipment	880.4	929.7	3-15
Computer software	86.8	93.3	3-5
Gross PP&E	$ 1,231.2	$ 1,281.1	
Less: accumulated depreciation and amortization	817.9	807.0	
Total	$ 413.3	$ 474.1	

(Millions of Dollars)	2003	2002	2001
Depreciation	$ 57.2	$ 55.0	$ 55.5
Amortization	12.9	10.3	12.4
Depreciation and amortization expense	$ 70.1	$ 65.3	$ 67.9

G. GOODWILL AND OTHER INTANGIBLE ASSETS

GOODWILL In January 2002, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", which changed the accounting for goodwill and intangible assets with an indefinite life whereby such assets are no longer amortized. For these assets, SFAS No. 142 requires an initial evaluation for impairment upon adoption and annual evaluations thereafter. The Company performed the initial evaluation upon adoption and the subsequent evaluations were performed in the third quarters of 2003 and 2002; none of the evaluations resulted in an impairment loss. The table below shows comparative pro-forma financial information as if goodwill had not been amortized for all periods presented (in millions, except per share amounts).

	2003	2002	2001
Reported net earnings	**$ 107.9**	$ 185.0	$ 158.3
Goodwill amortization, net of tax	**–**	–	6.6
Adjusted net earnings	**$ 107.9**	$ 185.0	$ 164.9
Reported basic earnings per share	**$ 1.28**	$ 2.14	$ 1.85
Goodwill amortization, net of tax, per share	**–**	–	0.07
Adjusted basic earnings per share	**$ 1.28**	$ 2.14	$ 1.92
Reported diluted earnings per share	**$ 1.27**	$ 2.10	$ 1.81
Goodwill amortization, net of tax, per share	**–**	–	0.07
Adjusted diluted earnings per share	**$ 1.27**	$ 2.10	$ 1.88

The changes in the carrying amount of goodwill by segment are as follows:

(Millions of Dollars)	Tools	Doors	Total
Balance December 28, 2002	$ 209.0	$ 138.9	$ 347.9
Acquisitions during the year	9.4	5.3	14.7
Final purchase accounting allocations	(2.9)	65.1	62.2
Foreign currency translation and other	7.5	0.5	8.0
Balance January 3, 2004	**$ 223.0**	**$ 209.8**	**$ 432.8**

The principal increase in goodwill during 2003 resulted from the completion of the purchase accounting for the Best acquisition and related allocation of fair value to assets and liabilities acquired along with the associated deferred taxes on intangibles. Purchase accounting for certain 2003 acquisitions is preliminary, primarily with respect to identification and valuation of intangibles, and is expected to be finalized by mid 2004, and as a result, goodwill may be adjusted.

OTHER INTANGIBLE ASSETS Other intangible assets, at January 3, 2004 and December 28, 2002 were as follows:

(Millions of Dollars)	2003		2002	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized Intangible Assets – Definite lives				
Patents and copyrights	**$ 14.4**	**$ (10.1)**	$ 17.6	$ (13.2)
Trademarks	**17.6**	**(9.8)**	16.7	(9.1)
Customer relationships	**120.7**	**(10.5)**	109.9	(1.2)
Other intangible assets	**20.8**	**(9.9)**	11.3	(6.2)
Total	**$ 173.5**	**$ (40.3)**	$ 155.5	$ (29.7)
Unamortized Intangible Assets – Indefinite lives				
Trademarks	**$ 69.8**		$ 67.7	
Minimum pension liability	**7.5**		3.5	
Total	**$ 77.3**		$ 71.2	

Aggregate other intangibles amortization expense was $14.0 million, $3.7 million and $2.7 million for 2003, 2002 and 2001, respectively. Estimated amortization expense is $13.1 million for 2004, $12.8 million for 2005, $12.0 million for 2006, $11.3 million for 2007 and $9.5 million for 2008.

During 2003, the Company acquired certain businesses as discussed in Note B. In connection with these acquisitions, the Company recorded intangible assets. The purchase accounting, including amounts attributable to the fair value of identifiable intangible assets, is preliminary. When the purchase accounting is finalized, these amounts may be adjusted. The major intangible asset classes associated with these acquisitions have the following balances at January 3, 2004:

(Millions of Dollars)	**Gross Carrying Amount**	**Accumulated Amortization**	**Weighted Average Useful Life (years)**
Amortized Intangible Assets			
Customer relationships	$ 10.9	$ (1.6)	5
Patents and copyrights	0.5	(0.1)	5
Other intangible assets	4.5	(0.4)	8
Total	**$ 15.9**	$ (2.1)	
Unamortized Intangible Assets			
Trademarks	**$ 1.8**		

H. ACCRUED EXPENSES

Accrued expenses at January 3, 2004 and December 28, 2002 follow:

(Millions of Dollars)	2003	2002
Payroll and related taxes	**$ 50.9**	$ 35.6
Insurance	**29.2**	31.6
Restructuring	**7.4**	8.7
Trade allowances	**49.9**	33.0
Income taxes	**76.1**	59.5
Other	**112.9**	98.1
Total	**$ 326.4**	$ 266.5

I. LONG-TERM DEBT AND FINANCING ARRANGEMENTS

Long-term debt and financing arrangements at January 3, 2004 and December 28, 2002 follow:

(Millions of Dollars)	Interest Rate	2003	2002
Notes payable in 2004	**5.8%**	**$ 120.0**	$ 120.0
Notes payable in 2007	**4.5%**	**75.0**	75.0
Notes payable in 2007	**3.5%**	**150.0**	150.0
Notes payable in 2012	**4.9%**	**200.0**	200.0
Industrial Revenue Bonds due in 2010	**6.3-6.8%**	**5.6**	5.6
ESOP loan guarantees, payable in varying monthly installments through 2009	**6.1%**	**12.9**	17.4
Equity hedge indebtedness, payable in quarterly installments through 2007	**Libor plus 1.25%**	**98.9**	–
Other, including net swap receivables, payable in varying amounts through 2008	**2.0-10.1%**	**29.8**	3.8
		692.2	571.8
Less: current maturities		**157.7**	8.6
Total		**$ 534.5**	$ 563.2

The Company has unused committed short-term and long-term credit arrangements with several U.S. banks to borrow up to $350.0 million at the lower of prime or money market rates. Of this amount, $100.0 million is long-term. At the Company's option, the $250 million short-term credit lines may be automatically extended to a maturity of October 2005. Commitment fees range from 0.06% to 0.08%. In addition, the Company has short-term lines of credit with numerous foreign banks aggregating $67.0 million, of which the entire amount was available at January 3, 2004. Short-term arrangements are reviewed annually for renewal. Of the aggregate $417 million long-term and short-term lines, $350.0 million is available to support the Company's commercial paper program. The weighted average interest rates on short-term borrowings at January 3, 2004 and December 28, 2002 were 1.2% and 1.7%, respectively.

To manage interest costs and foreign exchange risk, the Company maintains a portfolio of interest rate swap agreements. See Note J Financial Instruments for more information regarding the Company's interest rate and currency swap agreements.

Aggregate annual maturities of long-term debt for each of the years from 2005 to 2008 are $34.5 million, $29.3 million, $240.2 million and $4.8 million, respectively. Interest paid during 2003, 2002 and 2001 amounted to $32.9 million, $25.6 million and $33.4 million, respectively.

Included in short-term borrowings on the Consolidated Balance Sheets as of December 28, 2002, are commercial paper and Extendible Commercial Notes utilized to support working capital requirements, of $129.0 million.

On November 1, 2002, the Company issued 5-year and 10-year notes payable of $150.0 million and $200.0 million, respectively. The proceeds from these notes were used to acquire Best Lock Corporation and for general corporate purposes.

In June 2003, $113.0 million in Stanley common stock equity hedge forward contracts were modified to full physical settlement contracts with a fixed notional principal of $113.0 million and 4.1 million of underlying shares. These contracts are being settled with required cash payments over four years in equal quarterly installments. As a result of adopting SFAS No. 150, the remaining notional principal balance of $98.9 million as of January 3, 2004, is recognized as a liability on the Consolidated Balance Sheet and the 3.6 million underlying shares are excluded from the amount of shares used to calculate basic and diluted earnings per share. The $98.9 million liability represents the amount that would be paid if settlement were to occur as of January 3, 2004. Changes in the value of the shares of Stanley common stock have no effect on any future settlement amounts.

J. FINANCIAL INSTRUMENTS

The Company's objectives in using debt related financial instruments are to obtain the lowest cost source of funds within an acceptable range of variable to fixed-rate debt proportions and to minimize the foreign exchange risk of obligations. To meet these objectives the Company enters into interest rate swap and currency swap agreements.

The Company uses purchased currency options and forward exchange contracts to reduce exchange risks arising from cross-border cash flows expected to occur over the next one year period. In addition, the Company enters into forward exchange contracts to hedge inter-company loans and royalty payments. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. At January 3, 2004 and December 28, 2002, the Company had forward contracts hedging inter-company loans totaling $11.2 million and $12.7 million, respectively and they are accounted for as cash flow hedges. At January 3, 2004 and December 28, 2002, currency options hedged anticipated transactions totaling $118.0 million and $128.1 million, respectively. The forward contracts and options are denominated in Canadian dollars, Australian dollars, Taiwanese dollars, Japanese Yen, Thailand Baht, Great Britain Pound, Israeli Shekels, Polish Zloty and Euro and generally mature within the next one year period. The gains and losses recorded on these transactions are not material to the Company's Consolidated Financial Statements.

The Company entered into two interest rate swap arrangements in March 2003. These interest rate swaps are fixed to floating rate arrangements with the floating rate based on the 3 month LIBOR rate. These swaps are fair value hedges for a portion of the $150 million five year and $200 million ten year notes issued in November of 2002. The notional values of the hedges are $75 million and $100 million with termination dates of November 2007 and November 2012 respectively. There were no gains or losses recorded on these swaps.

The Company entered into two additional interest rate swap arrangements in June and October 2003 with notional values of $60 million each. These interest rate swaps are floating to fixed rate arrangements with a forward start date of March 1, 2004. These swaps were terminated in November 2003 pursuant to the Company's decision not to refinance the $120 million of debt maturing in March 2004. The gain associated with the swap termination totaled $2.8 million and is recorded in Other-net in the Consolidated Statements of Operations. The $120 million of debt has been classified as current in the Company's Consolidated Balance Sheet.

In addition, the Company entered into a currency option denominated in the Great Britain Pound in order to mitigate the currency exposure related to the proposed transaction of Blick plc, as further discussed in Note V Subsequent Events. These options have a notional value of 48.3 million Great Britain Pounds representing approximately half the purchase price of Blick plc and expired on January 28, 2004. The fair value of this option was $1.5 million on January 3, 2004 and is reflected as a gain in Other-net in the Consolidated Statements of Operations. The Company will record an additional $0.4 million gain on the termination of this option in 2004.

The counterparties to these interest rate and currency financial instruments are major international financial institutions. The Company is exposed to credit risk for net exchanges under these agreements, but not for the notional amounts. The Company considers the risk of default to be remote.

The carrying values and fair values of the Company's financial instruments at January 3, 2004 and December 28, 2002 follow:

(Millions of Dollars, (asset) liability)	2003		2002	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt, including current portion	**$ 666.1**	**$ 680.9**	$ 576.9	$ 595.0
Currency and interest rate swaps	**26.1**	**26.1**	(5.1)	(5.1)
Currency options	**(3.1)**	**(3.1)**	(1.9)	(1.9)
Total financial instruments	**$ 689.1**	**$ 703.9**	$ 569.9	$ 588.0

Generally, the carrying value of the debt related financial instruments is included in the Consolidated Balance Sheet in long-term debt. The fair value of long-term debt are estimated using discounted cash flow analysis, based on the Company's marginal borrowing rates. The fair values of foreign currency and interest rate swap agreements are based on current settlement values. The carrying amount of cash equivalents and short-term borrowings approximates fair value.

K. CAPITAL STOCK

WEIGHTED-AVERAGE SHARES OUTSTANDING Weighted-average shares outstanding used to calculate basic and diluted earnings per share follows:

	2003	2002	2001
Basic earnings per share-weighted-average shares outstanding	**84,143,124**	86,452,974	85,761,275
Dilutive effect of stock options and awards	**695,885**	1,793,381	1,706,074
Diluted earnings per share-weighted-average shares outstanding	**84,839,009**	88,246,355	87,467,349

COMMON STOCK SHARE ACTIVITY Common stock share activity for 2003, 2002 and 2001 was as follows:

	2003	2002	2001
Outstanding, beginning of year	**86,835,117**	84,658,747	85,188,252
Issued from treasury	**2,465,551**	2,181,151	1,170,480
Returned to treasury	**(3,077)**	(4,781)	(1,699,985)
Equity Hedge Termination	**(8,020,770)**	–	–
Outstanding, end of year	**81,276,821**	86,835,117	84,658,747

COMMON STOCK EQUITY HEDGE The Company previously entered into equity hedges, in the form of equity forwards on Stanley common shares, to offset the dilutive effect of in-the-money stock options on earnings per share and to reduce potential cash outflow for the repurchase of the Company's stock to offset stock option exercises. Under the equity hedge contracts, when the price of Stanley stock appreciated since the last quarterly interim settlement, the Company received Stanley common shares from the counterparties. When the price of Stanley stock depreciated since the last quarterly interim settlement, the Company delivered Stanley common stock from treasury shares to the counterparties. Interim quarterly settlements were in shares of common stock, not cash, and were accounted for within equity. As of Decmber 28, 2002 the equity hedge contracts had a $213 million notional value with 6.1 million underlying shares. In April 2003, the Company settled $100 million of the contracts through a cash repurchase of 3.9 million underlying shares at that time. In June 2003, the remaining $113 million in Stanley common stock equity hedge forward contracts were modified to full physical settlement contracts with a fixed notional principal of $113 million and 4.1 million of underlying shares as discussed in Note I Long-term Debt and Financing Arrangements.

Exclusive of final settlement activity in 2003, aggregate annual settlement activity under the equity hedge was as follows: 1,896,482 shares of common stock with a market value of $47.2 million ($66.0 million book value) delivered in 2003, 1,338,708 shares of common stock with a market value of $46.6 million ($41.6 million book value) delivered in 2002 and 1,432,264 shares of common stock with a market and book value of $67.0 million received in 2001. This annual settlement activity is reflected as issued from treasury in the table of common stock share activity above.

COMMON STOCK RESERVED Common stock shares reserved for issuance under various employee and director stock plans at January 3, 2004 and December 28, 2002 follows:

	2003	2002
Employee Stock Purchase Plan	**3,627,557**	3,677,300
Stock-based compensation plans	**17,639,114**	19,022,666
Total	**21,266,671**	22,699,966

PREFERRED STOCK PURCHASE RIGHTS Each outstanding share of common stock has one half of a share purchase right. Each purchase right may be exercised to purchase one two-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $220.00, subject to adjustment. The rights, which do not have voting rights, expire on March 10, 2006, and may be redeemed by the Company at a price of $0.01 per right at any time prior to the tenth day following the public announcement that a person has acquired beneficial ownership of 10% or more of the outstanding shares of common stock. In the event that the Company is acquired in a merger or other business combination transaction, provision shall be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall have the right to receive, upon exercise thereof, that number of shares of common stock of the surviving Company having a market value equal to two times the exercise price of the right. Similarly, if anyone becomes the beneficial owner of more than 10% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock which the independent directors have deemed to be fair and in the best interest of the Company), provision will be made so that each holder of a right (other than a holder who is a 10%-or-more shareowner) shall thereafter have the right to receive, upon exercise thereof, common stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value equal to two times the exercise price of the right. At January 3, 2004 there were 40,638,411 outstanding rights. There are 250,000 shares of Series A Junior Participating Preferred Stock reserved for issuance in connection with the rights.

STOCK-BASED COMPENSATION PLANS The Company has stock-based compensation plans for salaried employees and non-employee directors of the Company and its affiliates. The plans provide for discretionary grants of stock options, restricted stock shares and other stock-based awards. Stock options are granted at the market price of the Company's stock on the date of grant and have a ten-year term. Generally, stock option grants vest ratably between one and five years from the date of grant.

Stock option amounts and weighted-average exercise prices follows:

	2003		2002		2001	
	Options	**Price**	Options	Price	Options	Price
Outstanding, beginning of year	**11,009,696**	**$30.06**	9,855,884	$29.17	9,989,441	$27.19
Granted	**1,238,442**	**29.09**	1,944,250	32.91	1,967,352	38.30
Exercised	**(159,521)**	**22.35**	(593,188)	24.72	(833,529)	25.19
Forfeited	**(1,093,332)**	**34.30**	(197,250)	29.65	(1,267,380)	30.38
Outstanding, end of year	**10,995,285**	**$30.14**	11,009,696	$30.06	9,855,884	$29.17
Exercisable, end of year	**5,375,022**	**$27.09**	7,326,094	$27.31	6,382,194	$27.71

Outstanding and exercisable stock option information at January 3, 2004 follows:

	Outstanding Stock Options			Exercisable Stock Options	
Exercise Price Ranges	Options	Weighted-average Remaining Contractual Life	Weighted-average Exercise Price	Options	Weighted-average Exercise Price
$19.00-$25.00	2,555,914	6.5	$ 21.82	2,153,414	$ 21.63
$25.01-$35.00	6,227,013	6.9	$ 29.90	2,831,500	$ 28.88
$35.01-$56.00	2,212,358	6.9	$ 40.45	390,108	$ 44.27
	10,995,285	6.8	$ 30.14	5,375,022	$ 27.09

EMPLOYEE STOCK PURCHASE PLAN The Employee Stock Purchase Plan enables substantially all employees in the United States, Canada and Belgium to subscribe at any time to purchase shares of common stock on a monthly basis at the lower of 85% of the fair market value of the shares on the first day of the plan year ($25.41 per share for fiscal year 2003 purchases) or 85% of the fair market value of the shares on the last business day of each month. A maximum of 6,000,000 shares are authorized for subscription. During 2003, 2002 and 2001 shares totaling 49,743, 119,853, and 273,784, respectively, were issued under the plan at average prices of $23.41, $31.42 and $17.32 per share, respectively.

LONG-TERM STOCK INCENTIVE PLAN The Long-Term Stock Incentive Plan (LTSIP) provides for the granting of awards to senior management employees for achieving Company performance measures. The Plan is administered by the Compensation and Organization Committee of the Board of Directors consisting of non-employee directors. Awards are generally payable in shares of common stock as directed by the Committee. Shares totaling 45,231, 19,949 and 15,900 were earned in 2003, 2002 and, 2001, respectively. LTSIP expense was $1.1 million in 2003, $0.5 million in 2002 and $0.5 million in 2001.

L. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss at the end of each fiscal year was as follows:

(Millions of Dollars)	2003	2002	2001
Currency translation adjustment	**$ (76.8)**	$ (119.2)	$ (136.3)
Minimum pension liability	**(9.0)**	(5.2)	(2.9)
Cash flow hedge effectiveness	**1.6**	1.0	0.3
Accumulated other comprehensive loss	**$ (84.2)**	$ (123.4)	$ (138.9)

M. EMPLOYEE BENEFIT PLANS

EMPLOYEE STOCK OWNERSHIP PLAN (ESOP) Substantially all U.S. employees may contribute from 1% to 15% of their salary to a tax deferred savings plan. Employees elect where to invest their own contributions. The Company contributes an amount equal to one-half of the employee contribution up to the first 7% of their salary, all of which is invested in the Company's common stock. The amounts in 2003, 2002 and 2001 under this matching arrangement were $5.3 million, $5.7 million and $5.8 million, respectively.

The Company also provides a non-contributory benefit for U.S. salaried and non-union hourly employees, called the Cornerstone plan. Under this benefit arrangement, the Company contributes amounts ranging from 3% to 9% of employee compensation based on age. Approximately 2,000 U.S. employees receive an additional average 1.5% contribution actuarially designed to replace the pension benefits curtailed in 2001. Contributions under the Cornerstone plan were $13.9 million in 2003, $12.8 million in 2002 and $12.7 million in 2001. Assets of the Cornerstone defined contribution plan are invested in equity securities and bonds.

Shares of the Company's common stock held by the ESOP were purchased with the proceeds of external borrowings in the 1980's and borrowings from the Company in 1991. The external ESOP borrowings are guaranteed by the Company and are included in long-term debt. Shareowners' equity reflects a reduction for the internal and the external borrowings.

Unallocated shares are released from the trust based on current period debt principal and interest payments as a percentage of total future debt principal and interest payments. These released shares along with allocated dividends, dividends on unallocated shares acquired with the 1991 loan, and shares purchased on the open market are used to fund employee contributions, employer contributions and dividends earned on participant account balances. Dividends on unallocated shares acquired with the 1989 and prior loan are used only for debt service.

Net ESOP activity recognized is based on total debt service and share purchase requirements less employee contributions and dividends on ESOP shares. The Company's net ESOP activity resulted in expense of $9.2 million in 2003, $0.1 million in 2002, and $0.1 million in 2001. ESOP expense is affected by the market value of Stanley common stock on the monthly dates when shares are released. In 2003, the market value of shares released averaged $29.30 per share. ESOP expense may vary in the future in the event the market value of the shares increase or decrease.

Dividends on ESOP shares, which are charged to shareowners' equity as declared, were $12.4 million in 2003, $12.6 million in 2002 and $13.6 million in 2001. Interest costs incurred by the ESOP on external debt for 2003, 2002 and 2001 were $0.9 million, $1.2 million and $1.5 million, respectively. Both allocated and unallocated ESOP shares are treated as outstanding for purposes of computing earnings per share. As of January 3, 2004, the number of ESOP shares allocated to participant accounts was 5,137,215 and the number of unallocated shares was 6,711,139. The fair value of the unallocated ESOP shares at January 3, 2004 was $248.6 million.

PENSION AND OTHER BENEFIT PLANS The Company sponsors pension plans covering most domestic hourly and executive employees, and approximately 2,200 foreign employees. Benefits are generally based on salary and years of service, except for collective bargaining employees whose benefits are based on a stated amount for each year of service.

In 2001, the Company curtailed the U.S. salaried and non-union hourly plan with respect to eliminating the impact from future salary increases on benefits, resulting in a pre-tax curtailment gain of $29.3 million. The Company recorded an $18.4 million pre-tax gain associated with final settlement of these pension obligations in June 2002, which reflects a reduction for excise taxes and other expenses from the $37.2 million actuarially determined settlement gain reported in the following pension expense table.

The Company contributes to multi-employer plans for certain collective bargaining U.S. employees. In addition, various other defined contribution plans are sponsored worldwide.

(Millions of Dollars)	2003	2002	2001
Multi-employer plan expense	**$ 1.8**	$ 0.5	$ 0.5
Defined contribution plan expense	**$ 4.0**	$ 4.6	$ 3.3

The components of net periodic pension cost are as follows:

	U.S. Plans			Non-U.S. Plans		
(Millions of Dollars)	2003	2002	2001	2003	2002	2001
Service cost	**$ 2.3**	$ 3.0	$ 2.6	**$ 5.2**	$ 5.1	$ 4.7
Interest cost	**3.0**	8.4	19.4	**9.3**	8.2	7.5
Expected return on plan assets	**(1.0)**	(15.0)	(34.0)	**(12.2)**	(11.0)	(10.9)
Amortization of transition asset	**–**	(0.3)	(0.6)	**(0.2)**	(0.2)	(0.1)
Amortization of prior service cost	**1.7**	1.0	1.0	**0.6**	0.5	0.3
Actuarial (gain) loss	**2.6**	(1.1)	(3.7)	**–**	(0.2)	–
Settlement / Curtailment gain	**–**	(37.2)	(29.3)	**–**	0.2	–
Net periodic pension (income) expense	**$ 8.6**	$(41.2)	$(44.6)	**$ 2.7**	$ 2.6	$1.5
Increase in minimum pension liability included in other comprehensive income	**$ 3.3**	$ 2.3	$ 1.8	**$ 0.5**	$ –	$ –

The Company provides medical and dental benefits for certain retired employees in the United States. In addition, U.S. employees who retire from active service are eligible for life insurance benefits. Net periodic postretirement benefit expense was $2.0 million in 2003, $1.5 million in 2002 and $1.8 million in 2001.

The Company generally uses a November 30 measurement date for its pension plans with plan assets and a December 31 measurement date for other plans. The changes in the pension and other postretirement benefit obligations, fair value of plan assets as well as amounts recognized in the Consolidated Balance Sheets, are shown below:

	PENSION BENEFITS				OTHER BENEFITS	
	U.S. Plans		Non-U.S. Plans		U.S. Plans	
(Millions of Dollars)	**2003**	2002	**2003**	2002	**2003**	2002
Change in benefit obligation:						
Benefit obligation at end of prior year	**$ 44.9**	$ 249.5	**$ 144.1**	$ 130.3	**$ 17.3**	$ 17.9
Service cost	**2.3**	3.0	**5.2**	5.1	**1.0**	0.4
Interest cost	**3.0**	8.4	**9.3**	8.2	**1.0**	1.1
Settlements	**–**	(187.0)	**–**	0.1	**–**	–
Change in discount rate	**3.1**	2.0	**12.9**	(2.1)	**0.7**	0.7
Actuarial (gain) loss	**0.2**	39.0	**(0.1)**	(2.4)	**1.3**	0.2
Plan amendments	**1.6**	0.1	**–**	0.9	**(1.5)**	(0.8)
Foreign currency exchange rates	**–**	–	**20.8**	12.3	**–**	–
Participant Contributions	**–**	–	**0.7**	0.7	**–**	–
Acquisitions	**–**	12.6	**–**	0.2	**–**	–
Benefits paid	**(3.1)**	(82.7)	**(10.2)**	(9.2)	**(2.7)**	(2.2)
Benefit obligation at end of year	**$ 52.0**	$ 44.9	**$ 182.7**	$ 144.1	**$ 17.1**	$ 17.3
Change in plan assets:						
Fair value of plan assets at end of prior year	**$ 14.0**	$ 396.9	**$ 121.6**	$ 119.6	**$ –**	$ –
Actual return on plan assets	**0.2**	(6.8)	**8.6**	(11.4)	**–**	–
Participant contributions	**–**	–	**0.7**	0.7	**–**	–
Employer contribution	**2.2**	1.3	**15.9**	11.3	**2.7**	2.2
Foreign currency exchange rate changes	**–**	–	**17.3**	10.6	**–**	–
Settlements	**–**	(301.8)	**–**	–	**–**	–
Acquisitions	**–**	7.1	**–**	–	**–**	–
Benefits paid	**(3.1)**	(82.7)	**(10.2)**	(9.2)	**(2.7)**	(2.2)
Fair value of plan assets at end of plan year	**$ 13.3**	$ 14.0	**$ 153.9**	$ 121.6	**$ –**	$ –
Funded status-assets (less than) in excess of benefit obligation	**$ (38.7)**	$ (30.9)	**$ (28.8)**	$ (22.5)	**$ (17.1)**	$ (17.3)
Unrecognized prior service cost	**7.5**	6.2	**5.3**	5.4	**(1.9)**	(0.6)
Unrecognized net actuarial loss (gain)	**10.1**	10.1	**62.8**	40.0	**4.5**	2.7
Unrecognized net (asset) liability at transition	**–**	–	**0.3**	0.1	**–**	–
Net amount recognized	**$ (21.1)**	$ (14.6)	**$ 39.6**	$ 23.0	**$ (14.5)**	$ (15.2)
Amounts recognized in the Consolidated Balance Sheet:						
Prepaid benefit cost	**$ 3.9**	$ 5.8	**$ 53.5**	$ 35.6	**$ –**	$ –
Accrued benefit liability	**(41.0)**	(28.7)	**(14.4)**	(13.0)	**(14.5)**	(15.2)
Intangible asset	**7.5**	3.1	**–**	0.4	**–**	–
Accumulated other comprehensive loss	**8.5**	5.2	**0.5**	–	**–**	–
Net amount recognized	**$ (21.1)**	$ (14.6)	**$ 39.6**	$ 23.0	**$ (14.5)**	$ (15.2)

The accumulated benefit obligation for all defined benefit pension plans was $212.0 million at January 3, 2004 and $171.7 million at December 28, 2002.

Information regarding pension plans in which accumulated benefit obligations exceed plan assets:

	U.S. Plans		Non-U.S. Plans	
(Millions of Dollars)	**2003**	2002	**2003**	2002
Projected benefit obligation	**$ 52.0**	$ 39.9	**$ 41.3**	$ 34.8
Accumulated benefit obligation	**$ 50.3**	$ 36.0	**$ 31.6**	$ 28.6
Fair value of plan assets	**$ 13.3**	$ 7.1	**$ 23.6**	$ 18.2

Information regarding pension plans in which projected benefit obligations (inclusive of anticipated future compensation increases) exceed plan assets:

	U.S. Plans		Non-U.S. Plans	
(Millions of Dollars)	**2003**	2002	**2003**	2002
Projected benefit obligation	**$ 52.0**	$ 39.9	**$ 182.7**	$ 144.1
Accumulated benefit obligation	**$ 50.3**	$ 36.0	**$ 161.7**	$ 130.7
Fair value of plan assets	**$ 13.3**	$ 7.1	**$ 153.9**	$ 120.4

The major assumptions used in valuing pension and post-retirement plan obligations and net cost were as follows:

	PENSION BENEFITS				OTHER BENEFITS	
	U.S. Plans		Non-U.S. Plans		U.S. Plans	
	2003	2002	**2003**	2002	**2003**	2002
Weighted average assumptions used to determine benefit obligations at year end:						
Discount rate	**6.0%**	6.5%	**5.5%**	6.0%	**6.0%**	6.5%
Rate of compensation increase	**6.0%**	4.0%	**3.5%**	3.25%	**–**	–
Weighted average assumptions used to *determine net periodic benefit cost:*						
Discount rate	**6.5%**	7.0%	**6.0%**	6.0%	**6.5%**	7.0%
Rate of compensation increase	**4.0%**	4.0%	**3.25%**	3.5%	**–**	–
Expected return on plan assets	**7.75%**	8.75%	**7.75%**	7.75%	**–**	–

The expected long-term rate of return on plan assets is determined considering the returns projected for the various asset classes and the relative weighting for each asset class as reflected in the target asset allocation below. In addition the Company considers historical performance and the opinions of outside actuaries and other professionals in developing benchmark returns.

PENSION PLAN ASSETS Plan assets are invested in equity securities, bonds and other fixed income securities, real estate, money market instruments and insurance contracts. The Company's weighted-average worldwide actual asset allocations at January 3, 2004 and December 28, 2002 by asset category are as follows:

	Plan Assets		Target
Asset Category	**2003**	2002	Allocation
Equity securities	**59%**	67%	50-70%
Fixed income securities	**39%**	31%	30-50%
Real estate	**0%**	0%	0-5%
Other	**2%**	2%	0-10%
Total	**100%**	100%	100%

The Company's investment strategy for pension plan assets includes diversification to minimize interest and market risks, and generally does not involve the use of derivative financial instruments. Plan assets are rebalanced periodically to maintain target asset allocations. Maturities of investments are not necessarily related to the timing of expected future benefit payments, but adequate liquidity to make immediate and medium term benefit payments is ensured.

CONTRIBUTIONS The Company's funding policy for its defined benefit plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. The Company expects to contribute approximately $10 million to its pension plans and $3 million to its other postretirement benefit plan in 2004.

HEALTH CARE COST TRENDS AND MEDICARE PRESCRIPTION ACT OF 2003 IMPACT The weighted average annual assumed rate of increase in the per-capita cost of covered benefits (i.e., health care cost trend rate) is assumed to be 11.0% for 2003, reducing gradually to 5.5% by 2013 and remaining at that level thereafter. A one percentage point change in the assumed health care cost trend rate would have the following effects as of January 3, 2004:

(Millions of Dollars)	1 % Point Increase	1 % Point Decrease
Effect on the net periodic postretirement benefit cost	$ 0.1	$ (0.1)
Effect on the postretirement benefit obligation	0.6	(0.6)

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefits, within defined limits, and the opportunity for a retiree to obtain presciption drug benefits under Medicare.

Certain employees are covered under legacy benefit provisions that include prescription drug coverage for Medicare-eligible retirees. In order to coordinate this coverage with the Act, the Company plans to complete a strategic review of its postretirement plans during the two year transitional period provided in the Act. In accordance with FASB Staff Position FAS 106-1, the benefit obligation and net periodic benefit cost do not reflect any potential effects of the Act. Since the Company has already taken steps to limit its postretirement medical benefits, any reductions in postretirement benefit costs resulting from the Act are not expected to be material.

N. OTHER COSTS AND EXPENSES

Other-net is primarily comprised of intangibles amortization expense, gains and losses on asset dispositions, currency impact, environmental expense, results from unconsolidated entities, and net expenses related to the Mac Tools extended financing programs, primarily financing receivable losses and interest income. Other-net in 2003 includes $9.5 million in charges related to the exit of the Mac Tools retail channel. Other-net in 2002 includes a nonrecurring pension settlement gain of $18.4 million and $11.3 million in income from an environmental settlement with an insurance carrier. There was no goodwill amortization expense in 2003 and 2002, due to the adoption of SFAS No. 142, while goodwill amortization expense was $7.6 million in 2001. Other-net in 2001 includes a nonrecurring pension curtailment gain of $29.3 million.

Advertising costs, classified in SG&A expenses, are expensed as incurred and amounted to $24.1 million in 2003, $21.6 million in 2002 and $23.8 million in 2001. Cooperative advertising expense reported as a deduction in Net sales was $23.3 million in 2003, $18.7 million in 2002 and $14.6 million in 2001.

Research and development costs were $10.1 million, $8.7 million and $11.8 million for the fiscal years 2003, 2002 and 2001, respectively.

O. RESTRUCTURING, ASSET IMPAIRMENTS AND OTHER CHARGES

The Company announced restructuring plans ("Operation 15") in April 2003 to improve the profitability of certain businesses. The restructuring was completed in 2003 and included a workforce reduction of over 1,000 people, the exit from the Mac Tools retail channel ("MacDirect"), and the impairment of certain fixed assets and inventories related to the future consolidation of two distribution facilities. In 2003, the Company recorded $50.1 million restructuring and asset impairment charges for the Operation 15 initiative. These charges consisted of $12.5 million for severance, $27.0 million of asset impairments and $10.6 million of other exit costs related to the exit from the Company's MacDirect retail channel. The asset impairments generally relate to assets which are idle mainly as a result of the restructuring initiatives and accordingly their book value has been written off. The Company also recorded $66.3 million in charges for other exit costs and CEO retirement costs. These charges include $12.6 million in Cost of sales for the planned closure of a U.S. distribution facility, $7.6 million in SG&A for compensation and benefit costs associated with the CEO's retirement, $3.5 million in other SG&A charges, and $42.6 million in costs related to the Company's exit from the MacDirect retail channel. The Company anticipates utilizing the remaining reserves by the end of 2004.

In the first quarter of 2003, the Company recorded $3.1 million in restructuring reserves for new initiatives, mainly in the Tools segment, pertaining to the further reduction of its cost structure, primarily for severance-related obligations.

In 2001, the Company undertook initiatives to reduce its cost structure and executed several business repositionings intended to improve its competitiveness. These actions resulted in the closure of 13 facilities and a net employment reduction of approximately 2,200 production, selling and administrative people. As a result, the Company recorded $72.4 million of restructuring and asset impairment charges. The charges for asset impairments were primarily related to manufacturing and other assets that were retired and disposed of as a result of manufacturing facility closures.

In June 2002 and September 2001, $8.4 million and $4.8 million in severance charges were recorded, respectively, as the Company continued to rationalize its headcount to provide further SG&A expense reductions. These charges were classified within SG&A expense in the Consolidated Statements of Operations. These actions resulted in the termination of approximately 200 selling and administrative employees in each year. As of December 28, 2002, no accrual remained as all of the severance has been expended.

At January 3, 2004, the restructuring and asset impairment reserve balance was $16.1 million, which the Company expects to be fully expended by the end of third quarter 2004. A summary of the Company's restructuring reserves for the years ended December 28, 2002 to January 3, 2004 is as follows:

(Millions of Dollars)

Initiatives	2002	Charges	Usage	2003
Operation 15				
Severance	$ –	$ 12.5	$ (9.4)	**$ 3.1**
Asset impairments	–	27.0	(18.3)	**8.7**
Other	–	10.6	(7.8)	**2.8**
First quarter 2003				
Severance	–	3.1	(3.1)	**–**
Prior to 2003				
Severance	5.4	–	(5.4)	**–**
Other	3.3	–	(1.8)	**1.5**
Total	$ 8.7	$ 53.2	$ (45.8)	**$ 16.1**

As of January 3, 2004, 86 manufacturing and distribution facilities have been closed as a result of the restructuring initiatives since 1997. In 2003, 2002 and 2001, approximately 1,100, 1,000 and 2,100 employees had been terminated as a result of restructuring initiatives, respectively. Severance payments of $17.9 million, $26.0 million and $41.7 million and other exit payments of $9.6 million, $4.4 million and $3.4 million were made in 2003, 2002 and 2001, respectively. Write-offs of impaired assets were $18.3 million, $5.8 million and $7.9 million in 2003, 2002 and 2001, respectively.

P. BUSINESS SEGMENT AND GEOGRAPHIC AREA

The Company operates worldwide in two reportable business segments: Tools and Doors. The Tools segment includes carpenters, mechanics, pneumatic and hydraulic tools as well as tool sets. The Doors segment includes automatic doors, as well as closet doors and systems, home décor, door locking systems, commercial and consumer hardware, security access control systems and patient monitoring devices. The information below excludes the residential entry door business, which is classified as discontinued operations as disclosed in Note U Discontinued Operations, unless otherwise noted.

BUSINESS SEGMENTS

(Millions of Dollars)	2003	2002	2001
Net Sales			
Tools	**$ 1,975.2**	$ 1,954.6	$ 2,008.0
Doors	**702.9**	429.0	385.8
Consolidated	**$ 2,678.1**	$ 2,383.6	$ 2,393.8
Operating Profit			
Tools	**$ 163.5**	$ 209.2	$ 266.9
Doors	**91.5**	55.0	41.8
Consolidated	**$ 255.0**	$ 264.2	$ 308.7
Restructuring charges and asset impairments	**(53.2)**	–	(72.2)
Interest income	**5.9**	4.0	6.7
Interest expense	**(34.2)**	(28.4)	(32.3)
Other-net	**(40.5)**	9.0	8.8
Earnings from Continuing Operations Before Income Taxes	**$ 133.0**	$ 248.8	$ 219.7
Segment Assets			
Tools	**$ 1,480.3**	$ 1,574.9	1,624.0
Doors	**681.1**	657.4	254.1
	2,161.4	2,232.3	1,878.1
Discontinued operations	**33.0**	41.8	58.4
Corporate assets	**229.4**	144.1	119.2
Consolidated	**$ 2,423.8**	$ 2,418.2	2,055.7
Capital and Software Expenditures			
Tools	**$ 29.4**	$ 42.1	$ 59.9
Doors	**8.5**	5.6	10.0
Discontinued Operations	**1.5**	4.6	3.2
Consolidated	**$ 39.4**	$ 52.3	$ 73.1
Depreciation and Amortization			
Tools	**$ 62.0**	$ 60.2	$ 68.4
Doors	**22.1**	8.8	9.8
Discontinued Operations	**2.4**	2.2	3.6
Consolidated	**$ 86.5**	$ 71.2	$ 81.8

The Company assesses the performance of its reportable business segments using operating profit, which follows the same accounting policies as those described in Note A Significant Accounting Policies. Operating profit excludes interest income, interest expense, other-net, and income tax expense. In addition, operating profit excludes restructuring charges and asset impairments. Corporate and shared expenses are allocated to each segment. Sales between segments are not material. Segment assets primarily include accounts receivable, inventory, other current assets, property, plant and equipment, intangible assets and other miscellaneous assets. Corporate assets and unallocated assets are cash, deferred income taxes and certain other assets. Geographic net sales and long-lived assets are attributed to the geographic regions based on the geographic location of each Stanley subsidiary.

Sales to The Home Depot were approximately 15%, 15% and 14% of consolidated net sales in 2003, 2002 and 2001, respectively, excluding the entry door business which is classified as a discontinued operation as discussed in Note U Discontinued Operations. Inclusive of the entry door business discontinued operation, sales to The Home Depot represented 19%, 21%, and 20% of consolidated net sales in 2003, 2002 and 2001, respectively. For 2003, 2002 and 2001 net sales to this one customer amounted to 19%, 29% and 26% of segment net sales, respectively, for the Doors segment and 13%, 13% and 12%, respectively for the Tools segment.

GEOGRAPHIC AREAS

(Millions of Dollars)	2003	2002	2001
Net Sales			
United States	**$ 1,847.7**	$ 1,632.3	$ 1,672.4
Other Americas	**197.0**	185.3	167.6
Europe	**515.2**	472.1	456.7
Asia	**118.2**	93.9	97.1
Consolidated	**$ 2,678.1**	$ 2,383.6	$ 2,393.8
Long-Lived Assets			
United States	**$ 826.9**	$ 858.7	$ 572.6
Other Americas	**30.7**	31.1	27.8
Europe	**305.4**	278.1	254.1
Asia	**60.1**	39.1	38.2
Consolidated	**$ 1,223.1**	$ 1,207.0	$ 892.7

C. INCOME TAXES

Significant components of the Company's deferred tax assets and liabilities as of the end of each fiscal year are as follows:

(Millions of Dollars)	2003	2002
Deferred tax liabilities:		
Depreciation	**$ 88.3**	$ 80.6
Amortization of Intangibles	**33.1**	–
Other	**20.7**	11.6
Total deferred tax liabilities	**142.1**	92.2
Deferred tax assets:		
Employee benefit plans	**41.9**	27.3
Doubtful accounts	**14.9**	9.5
Inventories	**8.1**	14.6
Amortization of intangibles	**–**	23.6
Accruals	**8.4**	12.0
Restructuring charges	**9.1**	11.7
Foreign and state operating loss carryforwards	**21.4**	15.2
Other	**1.6**	9.3
Total Deferred Tax Assets	**105.4**	123.2
Net Deferred Tax Liabilities/ (Assets) before Valuation Allowance	**36.7**	(31.0)
Valuation allowance	**21.4**	15.2
Net Deferred Tax Liabilities/ (Assets) after Valuation Allowance	**$ 58.1**	$ (15.8)

Valuation allowances reduced the deferred tax asset attributable to foreign and state loss carryforwards to the amount that, based upon all available evidence, is more likely than not to be realized. Reversal of the valuation allowance is contingent upon the recognition of future taxable income and capital gains in specific foreign countries and specific states, or changes in circumstances which cause the recognition of the benefits to become more likely than not. The foreign and state loss carryforwards expire in various years beginning in 2004. The overall change in net deferred taxes is primarily attributable to the non-deductibility of amortization associated with the acquisition of Best.

The classification of deferred taxes as of January 3, 2004 and December 28, 2002 is as follows:

(Millions of Dollars)	**2003** Deferred Tax Asset	**2003** Deferred Tax Liability	2002 Deferred Tax Asset	2002 Deferred Tax Liability
Current	**$ (24.8)**	**$ 1.2**	$ (22.7)	$ 1.5
Non-current	**(59.2)**	**140.9**	(85.3)	90.7
Total	**$ (84.0)**	**$ 142.1**	$ (108.0)	$ 92.2

Income tax expense (benefit) attributable to continuing operations consisted of the following:

(Millions of Dollars)	**2003**	2002	2001
Current:			
Federal	**$ (13.9)**	$ 92.0	$ 18.6
Foreign	**27.5**	11.7	19.5
State	**3.7**	9.4	5.0
Total current	**17.3**	113.1	43.1
Deferred:			
Federal	**15.9**	(36.0)	33.4
Foreign	**3.3**	1.4	(7.0)
State	**(0.2)**	–	2.4
Total deferred	**19.0**	(34.6)	28.8
Total	**$ 36.3**	$ 78.5	$ 71.9

Income taxes paid during 2003, 2002 and 2001 were $11.2 million, (net of a $22.1 million U.S. Federal refund), $120.0 million and $41.4 million, respectively. During 2003, the Company had tax holidays with Thailand and China. Tax holidays resulted in a $2.5 million reduction in tax expense in 2003, $2.2 million in 2002, and $4.2 million in 2001. The tax holiday in China is in place through 2004 and the tax holiday in Thailand is in place until 2010.

The reconciliation of federal income tax at the statutory federal rate to income tax at the effective rate for continuing operations is as follows:

(Millions of Dollars)	**2003**	2002	2001
Tax at statutory rate	**$ 46.6**	$ 87.2	$ 76.8
State income taxes, net of federal benefits	**2.3**	6.0	4.8
Difference between foreign and federal income tax	**(15.6)**	(14.3)	(15.9)
FSC/ETI benefit	**(2.9)**	(2.7)	(2.3)
Branch activity	**2.5**	0.6	–
Tax accrual reserve	**0.9**	(5.6)	3.9
Non-deductible excise tax	–	5.9	–
Other-net	**2.5**	1.4	4.6
Income taxes	**$ 36.3**	$ 78.5	$ 71.9

The components of earnings from continuing operations before income taxes consisted of the following:

(Millions of Dollars)	**2003**	2002	2001
United States	**$ 10.2**	$ 162.3	$ 176.9
Foreign	**122.8**	86.5	42.8
Total pre-tax earnings	**$ 133.0**	$ 248.8	$ 219.7

The Company's future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where the statutory rates are lower. The Company is subject to the examination of its income tax returns by the Internal Revenue Service and other tax authorities. The Company evaluates the likelihood of unfavorable adjustments arising from the examinations and believes adequate provisions have been made in the income tax provision. Undistributed foreign earnings of $214.1 million at January 3, 2004 are considered to be invested indefinitely or will be remitted substantially free of additional tax. Accordingly, no provision has been made for taxes that might be payable upon remittance of such earnings, nor is it practicable to determine the amount of this liability.

R. COMMITMENTS

The Company has noncancelable operating lease agreements, principally related to facilities, vehicles, machinery and equipment. Minimum payments have not been reduced by minimum sublease rentals of $8.4 million due in the future under noncancelable subleases. In addition, the Company is a party to synthetic leasing programs which qualify as operating leases, for two of its major distribution centers. Rental expense, net of sublease income, for operating leases was $45.2 million in 2003, $36.4 million in 2002 and $36.8 million in 2001.

The Company has $34.3 million in commitments for outsourcing arrangements, primarily related to information systems and telecommunications and $20.7 million of cash funding commitments pertaining to the Company's U.S. Employee Stock Ownership Plan (ESOP). Included in material purchases is $2.7 million related to the entry door business, classified as a discontinued operation as disclosed in Note U Discontinued Operations, which will be assumed by the buyer, Masonite.

The following table includes the future commitments due for lease obligations, materal purchases and outsourcing arrangements.

(Millions of Dollars)	Total	2004	2005	2006	2007	2008	Thereafter
Operating lease obligations	$ 82.1	$ 20.5	$ 16.4	$ 12.7	$ 10.2	$ 8.5	$ 13.8
Material purchases	13.6	9.2	2.2	2.2	–	–	–
Outsourcing and other	55.0	19.9	17.3	12.5	2.7	2.6	–
Total	**$ 150.7**	**$ 49.6**	**$ 35.9**	**$ 27.4**	**$ 12.9**	**$ 11.1**	**$ 13.8**

The Company has numerous assets, predominantly vehicles and equipment, under a one-year term renewable U.S. master personal property lease. Residual value obligations, which approximate the fair value of the related assets, under this master lease were $35.0 million at January 3, 2004. The U.S. master personal property lease obligations are not reflected in the future minimum lease payments since the initial and remaining term does not exceed one year. The Company routinely exercises various lease renewal options and from time to time purchases leased assets for fair value at the end of lease terms.

The Company is party to synthetic leasing programs for two of its major distribution centers. The programs qualify as operating leases for accounting purposes, where only the monthly lease amount is recorded in the income statement and the liability and value of underlying assets are off-balance sheet. As of January 3, 2004, the estimated fair value of assets and remaining obligations for these two properties were $37 million and $28 million, respectively.

S. GUARANTEES

(Millions of Dollars)	Term	Maximum Potential Payment	Carrying Amount of Liability
Financial guarantees:			
Guarantees on the residual values of leased properties	1 year	62.9	$ –
Standby letters of credit	Generally 1 year	25.7	–
Guarantee on the external Employee Stock Ownership Plan borrowings	Through 2009	12.9	12.9
Commercial customer financing arrangements	Up to 5 years	1.3	–
Government guarantees on employees	3 years from hire date	0.1	–
Guarantee on lease in Belgium	Through 2012	0.6	–
Guarantees on leases for divested business which are subleased	Up to 50 months	0.7	0.2
Balance January 3, 2004		**$ 104.2**	**$ 13.1**

The Company has sold various businesses and properties over many years and provided standard indemnification to the purchasers with respect to any unknown liabilities, such as environmental, which may arise in the future that are attributable to the time of Stanley's ownership. The Company has not accrued any liabilities associated with these general indemnifications since there are no identified exposures.

The Company provides product and service warranties which vary across its businesses. The types of warranties offered generally range from one year to limited lifetime, while certain products carry no warranty. Further, the Company incurs discretionary costs to service its products in connection with product performance issues. Historical warranty and service claim experience forms the basis for warranty obligations recognized. Adjustments are recorded to the warranty liability as new information becomes available.

The changes in the carrying amount of product and service warranties for the year ended January 3, 2004 and December 28, 2002 are as follows:

(Millions of Dollars)	2003	2002
Beginning Balance	**$ 5.7**	$ 6.0
Warranties and guarantees issued	**13.7**	11.4
Warranty payments	**(12.2)**	(11.6)
Adjustments to provision	**0.1**	(0.1)
Ending Balance	**$ 7.3**	$ 5.7

T. CONTINGENCIES

The Company is involved in various legal proceedings relating to environmental issues, employment, product liability and workers' compensation claims and other matters. The Company periodically reviews the status of these proceedings with both inside and outside counsel, as well as an actuary for risk insurance. Management believes that the ultimate disposition of these matters will not have a material adverse effect on operations or financial condition taken as a whole.

The Company recognizes liabilities for contingent exposures when analysis indicates it is both probable that an asset has been impaired or that a liability has been incurred and the amount of impairment or loss can reasonably be estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued.

In the normal course of business, the Company is involved in various lawsuits and claims. In addition, the Company is a party to a number of proceedings before federal and state regulatory agencies relating to environmental remediation. Also, the Company, along with many other companies, has been named as a potentially responsible party (PRP) in a number of administrative proceedings for the remediation of various waste sites, including ten active Superfund sites. Current laws potentially impose joint and several liability upon each PRP. In assessing its potential liability at these sites, the Company has considered the following: the solvency of the other PRPs, whether responsibility is being disputed, the terms of existing agreements, experience at similar sites, and the fact that the Company's volumetric contribution at these sites is relatively small.

The Company's policy is to accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The amount of liability recorded is based on an evaluation of currently available facts with respect to each individual site and includes such factors as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. The liabilities recorded do not take into account any claims for recoveries from insurance or third parties. As assessments and remediation progress at individual sites, the amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. As of January 3, 2004 and December 28, 2002, the Company had reserves of $11.5 million and $16.7 million, respectively, primarily for remediation activities associated with Company-owned properties as well as for Superfund sites, for losses that are probable and estimable. Of this amount, $2.8 million is classified as current and $8.7 million as long-term. The range of environmental remediation costs that is reasonably possible is $11.5 million to $35.5 million which is subject to change in the near term. The Company may be liable for environmental remediation of sites it no longer owns. Liabilities have been recorded on those sites in accordance with policy.

The environmental liability for certain sites that have cash payments that are fixed or reliably determinable have been discounted using a rate in the range of 2.6% to 5.4%, depending on the timing of cash payments. The discounted and undiscounted amount of the liability relative to these sites is $6.4 million and $8.4 million, respectively, as of January 3, 2004 and $5.5 million and $7.7 million, respectively, as of December 28, 2002. The payments relative to these sites are expected to be $2.2 million in 2004, $0.7 million in 2005, $1.0 million in 2006, $0.3 million in 2007, $0.3 million in 2008 and $3.9 million thereafter.

The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional technical and legal information that becomes available. Actual costs to be incurred in future periods may vary from the estimates, given the inherent uncertainties in evaluating certain exposures. Subject to the imprecision in estimating future contingent liability costs, the Company does not expect that any sum it may have to pay in connection with these matters in excess of the amounts recorded will have a materially adverse effect on its financial position, results of operations or liquidity.

As previously disclosed in the 2002 Annual Report, the Company's audited Consolidated Financial Statements for the year ended December 28, 2002 include $5.6 million, or 4¢ per fully diluted share, of accounting corrections related primarily to expense capitalization and depreciation in fiscal years 1999 through 2002. During the fourth quarter of 2003 the Securities and Exchange Commission issued a formal order of private investigation in connection with allegations regarding certain accounting matters. These allegations, which had previously been raised with the Company anonymously, were initially researched and evaluated by the Company's management, internal audit staff and independent auditors, and subsequently, further investigated by a second multinational accounting firm, all under the supervision of the audit committee of the Board of Directors. This resulted in the accounting corrections referred to above. The Company cooperated fully with the SEC prior to issuance of the formal order and continues to do so. Management, the Board of Directors and the Company's independent auditors concluded that such corrections were immaterial, both quantitatively and qualitatively, to the December 28, 2002 audited Consolidated Financial Statements and immaterial to the previously reported results of the prior years and quarters to which they relate.

U. DISCONTINUED OPERATIONS

On December 8, 2003, the Company entered into a definitive agreement to sell its residential entry door business to Masonite International Corporation. The sale transaction closed on March 2, 2004 and will result in an after-tax gain of approximately $100 million to be recognized in 2004. In accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the results of operations of the entry door business for the current and prior periods have been reported as discontinued operations. In addition the assets and liabilities of the business have been reclassified as held for sale in the Consolidated Balance Sheets.

The business manufactures and distributes steel and fiberglass entry doors and components throughout North America. Operating results of the entry door business, which were formerly included in the Doors segment, are summarized as follows:

(Millions of Dollars)	2003	2002	2001
Net sales	**$ 182.2**	$ 209.4	$ 212.9
Pretax earnings	**17.7**	23.7	17.0
Income taxes	**6.5**	9.0	6.5
Net earnings from discontinued operations	**11.2**	14.7	10.5

The entry door business sales to The Home Depot amounted to 82% of net sales in 2003, 85% in 2002 and 80% in 2001.

Assets and liabilities of the entry door business as of January 3, 2004 and December 28, 2002 are as follows:

(Millions of Dollars)	2003	2002
Accounts receivable	**$ 5.7**	$ 11.9
Inventories	**6.9**	6.1
Other current assets	**1.0**	3.1
Property, plant and equipment	**19.4**	20.7
Total assets	**$ 33.0**	$ 41.8
Accounts payable	**22.9**	21.4
Accured expenses	**4.7**	4.5
Other liabilities	**1.6**	2.0
Total liabilities	**$ 29.2**	$ 27.9

V. SUBSEQUENT EVENTS

On January 15, 2004 the Company completed the acquisition of Illinois-based Chicago Steel Tape Co. and certain related assets and affiliated companies that are collectively known as CST/Berger. CST/Berger is a leading designer and manufacturer of laser and optical leveling and measuring equipment. The Company financed the $62 million cash purchase with existing cash resources and credit facilities.

The Company acquired 95% of the common shares of Frisco Bay Industries Ltd. through a tender offer completed on March 9, 2004, and is now in the process of acquiring the remaining shares. Frisco Bay is a leading Canadian integrator of security solutions, with annual sales of approximately $40 million.

In 2004, the Company received more than 99% valid acceptances to its cash offer for the outstanding shares of Blick plc. The Company expects to complete the compulsory acquisition of all remaining outstanding Blick plc shares on or about the end of the first quarter. Blick plc is a leading U.K. integrator of security systems, communication and time management solutions to the commercial and industrial sectors with annual sales of around $120 million. Of the approximately $173 million purchase price, $151 million was financed with existing cash and credit facilities and the $22 million balance represents long-term notes payable which convert to demand notes after December 31, 2004.

In January 2004, the Company obtained a $150 million line of credit which expires in October 2004. The Company may elect to use this line of credit to provide liquidity to complete announced acquisitions or for other purposes.

On December 31, 2003, John M. Trani, Chairman and Chief Executive Officer, retired. Effective March 1, 2004, John F. Lundgren was elected Chairman and CEO.

In the third quarter of 2003, the Company announced that it had entered into a contract for a $30 million acquisition to be accompanied by marketing, sourcing and manufacturing cooperation. On March 1, 2004, the Company determined certain contingencies related to the transaction will not be resolved. Accordingly, the commitment has been rescinded.

On March 2, 2004, the Company completed the sale of its residential entry door business to Masonite International Corporation for $162 million in cash. The after-tax gain on the transaction of approximately $100 million will be recognized in the first quarter of 2004.

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(Millions of Dollars, except per share amounts)	Quarter				Year
2003**	**First**	**Second**	**Third**	**Fourth**	
Net sales	**$ 632.2**	**$ 652.6**	**$ 665.6**	**$ 727.7**	**$ 2,678.1**
Gross profit	**213.4**	**220.4**	**227.4**	**231.6**	**892.8**
Selling, general and administrative expenses	**167.8**	**169.0**	**143.5**	**157.5**	**637.8**
Net earnings from continuing operations	**$ 19.0**	**$ 9.3**	**$ 37.4**	**$ 31.0**	**$ 96.7**
Net earnings from discontinued operations	**0.2**	**3.1**	**4.3**	**3.6**	**11.2**
Net earnings	**$ 19.2**	**$ 12.4**	**$ 41.7**	**$ 34.6**	**$ 107.9**
Basic earnings per common share:					
Continuing operations	**$ 0.22**	**$ 0.11**	**$ 0.46**	**$ 0.38**	**$ 1.15**
Discontinued operations	**–**	**0.04**	**0.05**	**0.04**	**0.13**
Total basic earnings per common share	**$ 0.22**	**$ 0.14**	**$ 0.51**	**$ 0.43**	**$ 1.28**
Diluted earnings per common share:					
Continuing operations	**$ 0.22**	**$ 0.11**	**$ 0.46**	**$ 0.38**	**$ 1.14**
Discontinued operations	**–**	**0.04**	**0.05**	**0.04**	**0.13**
Total diluted earnings per common share	**$ 0.22**	**$ 0.14**	**$ 0.51**	**$ 0.42**	**$ 1.27**

2002**	First	Second	Third	Fourth	Year
Net sales	$ 572.5	$ 593.7	$ 603.1	$ 614.3	$ 2,383.6
Gross profit	207.8	211.8	194.5	175.8	789.9
Selling, general and administrative expenses	129.5	129.7	127.7	138.8	525.7
Net earnings from continuing operations	$ 47.7	$ 59.8	$ 48.6	$ 14.2	$ 170.3
Net earnings from discontinued operations	1.2	3.5	6.1	3.9	14.7
Net earnings	$ 48.9	$ 63.3	$ 54.7	$ 18.1	$ 185.0
Basic earnings per common share:					
Continuing operations	$ 0.56	$ 0.70	$ 0.56	$ 0.16	$ 1.97
Discontinued operations	0.01	0.04	0.07	0.04	0.17
Total basic earnings per common share	$ 0.57	$ 0.74	$ 0.63	$ 0.21	$ 2.14
Diluted earnings per common share:					
Continuing operations	$ 0.54	$ 0.68	$ 0.55	$ 0.16	$ 1.93
Discontinued operations	0.01	0.04	0.07	0.04	0.17
Total diluted earnings per common share	$ 0.56	$ 0.72	$ 0.62	$ 0.20	$ 2.10

**Changes in previously reported Net sales, Gross profit and Selling, general and administrative expenses are due to the reclassification of amounts related to the discontinued operations of the entry door business. As described in Note U Discontinued Operations of the Notes to the Consolidated Financial Statements, the Company met the requirements to classify its entry door business as a discontinued operation in December 2003.

BOARD OF DIRECTORS



From left to right: John G. Breen, Kathryn D. Wriston, Robert G. Britz, Emmanuel A. Kampouris, John F. Lundgren, John D. Opie, Stillman B. Brown, Virgis W. Colbert, Eileen S. Kraus

John G. Breen [2,4]
Retired; former Chairman and Chief Executive Officer The Sherwin Williams Company

Robert G. Britz [3,5]
President, Co-Chief Operating Officer and Executive Vice Chairman
The New York Stock Exchange

Stillman B. Brown [1,4,5]
Managing General Partner
Harcott Associates Investments

Virgis W. Colbert [3,5]
Executive Vice President
Miller Brewing Company

Emmanuel A. Kampouris [3,5]
Retired; former Chairman
President and Chief Executive Officer
American Standard Companies, Inc.

Eileen S. Kraus [1,2,4]
Retired; former Chairman
Connecticut Fleet National Bank

John F. Lundgren [1]
Chairman and Chief Executive Officer
The Stanley Works

John D. Opie [1,2,3]
Lead Non-Management Director,
The Stanley Works.
Retired; former Vice Chairman of the Board and Executive Officer General Electric Company

Kathryn D. Wriston [1,3,4]
Director of various organizations

1 Member of the Executive Committee 2 Member of the Audit Committee 3 Member of the Corporate Governance Committee 4 Member of the Finance and Pension Committee 5 Member of the Compensation and Organization Committee

EXECUTIVE OFFICERS

Bruce H. Beatt
Vice President, General Counsel & Secretary
(2000)

William D. Hill
Vice President, Engineering & Technology
(1997)

John H. Garlock, Jr.
President, Stanley Fastening Systems
(2000)

Paul M. Isabella
Vice President, Operations
(1999)

James M. Loree
Vice President, Finance & Chief Financial Officer
(1999)

John F. Lundgren
Chairman, & Chief Executive Officer
(2004)

Mark J. Mathieu
Vice President, Human Resources
(1997)

Donald R. McIlnay
President, Tools Group
(1999)

(JOINED STANLEY)

INVESTOR AND SHAREOWNER INFORMATION

COMMON STOCK The Stanley Works common stock is listed on the New York Stock Exchange under the abbreviated ticker symbol "SWK"; and is a component of the S&P 500 Composite Stock Price Index.

COMMON STOCK (DOLLARS PER SHARE)

	PRICE				DIVIDENDS	
	2003		2002		**2003**	2002
	High	**Low**	High	Low		
First Quarter	**36.06**	**23.97**	51.98	40.25	**$.255**	$.24
Second Quarter	**28.59**	**21.00**	50.80	40.38	**.255**	.24
Third Quarter	**30.53**	**27.45**	43.30	30.12	**.26**	.255
Fourth Quarter	**37.87**	**29.95**	35.94	28.38	**.26**	.255
					$1.03	$.99

DIVIDENDS The Stanley Works has an impressive and truly unique dividend record over the long haul:

- Our record of annual dividend payments is unmatched by any industrial company listed on the New York Stock Exchange – **127 consecutive years.**
- Our quarterly dividend record is the longest of any industrial company listed on the New York Stock Exchange – **435 consecutive quarters.**
- We have increased dividends in each of the past **36 years**, and in that same period, an investment in Stanley stock grew at a compound annual rate of 12%.

DIVIDEND PER SHARE IN DOLLARS


$1.03 per share
$.22
1979
2003

TRANSFER AGENT & REGISTRAR All shareowner inquiries, including transfer-related matters, should be directed to: Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, IL 60602. (888) 660-5513. www.computershare.com

CORPORATE OFFICE The Company's principal corporate offices are located at: 1000 Stanley Drive, New Britain, CT 06053 (860) 225-5111

ANNUAL MEETING The annual meeting of The Stanley Works will be held at 9:30 a.m. EDT on Friday, April 23, 2004, at the Stanley Center for Learning and Innovation, 1000 Stanley Drive, New Britain, CT. A formal notice of the meeting together with a proxy statement has been mailed to shareowners with this annual report.

INDEPENDENT AUDITORS Ernst & Young LLP, 225 Asylum Street, Hartford, Connecticut 06103

FINANCIAL & INVESTOR COMMUNICATIONS The Stanley Works investor relations department provides information to shareowners and the financial community. We encourage inquiries and will provide services which include:

- Fulfilling requests for annual reports, proxy statements, Forms 10-Q and 10-K, copies of press releases and other company information.
- Meetings with securities analysts and fund managers.

Contact The Stanley Works investor relations department at our corporate offices by calling Gerard J. Gould, Vice President, Investor Relations at (860) 827-3833. We make quarterly news releases available on-line on the Internet on the day that results are released to the news media. The Stanley Works news releases and a variety of shareowner information can be found at the Company's website: www.stanleyworks.com. Stanley shareowners are also able to call toll-free (888) 660-5513 to request a copy of the most recent quarterly release.

DIVIDEND REINVESTMENT PLAN AND STOCK PURCHASE PROGRAM Shareowners may invest funds, have dividends automatically reinvested in Stanley common stock and/or make optional cash payments to increase their common stock investment. Inquiries regarding this service should be directed to the Company's transfer agent, Computershare Investor Services LLC at (888) 660-5513.


A LEGACY OF QUALITY
STANLEY
MAKE SOMETHING GREAT™
A FUTURE OF GROWTH

The Stanley Works World Headquarters: 1000 Stanley Drive, New Britain, Connecticut 06053
www.stanleyworks.com

STWKS-AR-04